Alcon 2002 Annual Report



The smile on your granddaughter's face.



Over 2 million people a year lose central vision due to age-related macular degeneration.



A drive to the city.



Half of all people with glaucoma remain undiagnosed or untreated.



A vacation in Thailand.



Surgeons perform 10 million cataract surgeries globally each year.



The skyline at sunset.



More than 300 million adults in the developed world are near- or far-sighted.

Maybe the only
thing more frightening
than losing one's
sense of sight
is losing one's
sense of independence.
At Alcon
we understand
that fear, and
we are committed
to helping doctors
preserve, restore
and enhance vision
throughout the world.

Maybe the only thing more frightening than losing one's sense of sight is losing one's sense of independence. At Alcon we understand that fear, and we are committed to helping doctors preserve, restore and enhance vision throughout the world.

Dear Shareholders

The images you see in the opening pages of this year's annual report dramatically illustrate the impact of the loss of clear vision on a person's quality of life. For more than half a century, Alcon has been dedicated to developing and commercializing specialized pharmaceutical, surgical and consumer products that prevent the loss of vision or restore visual function to the eye.

Glaucoma patients around the world use our pharmaceutical therapies to control elevated intraocular pressure and delay deterioration of their visual capabilities. Surgeons implant more than three and a half million of our intraocular lenses each year to restore clear vision to people whose eyesight is impaired by cataracts, and they prescribe our powerful topical antibiotics to prevent infections from occurring after surgery.

Millions of contact lens wearers depend on our vision care products to moisten their eyes and to keep their lenses free of bacteria and other contaminants that can lead to eye infections and discomfort. Thanks to our advanced refractive surgery system that customizes treatment to each patient, more and more people each year who are near-sighted, far-sighted or suffer from astigmatism will see clearly without glasses or contact lenses.

Though there is no cure today for age-related macular degeneration (AMD), our research into treatments for this disease has been promising. We are optimistic it will yield important contributions to managing this debilitating disease, the leading cause of blindness among people over the age of 50 in the developed world.

Preservation, restoration and enhancement of eyesight and care for the health of people's eyes: this is our focus, this is our commitment, this is our passion. Our success in this effort depends on inspired research, quality people and products, dedicated technical and customer service, knowledge development, global reach and compassion for those who suffer from eye disease or visual dysfunction. We undertake these efforts in partnership with a community of eye care professionals around the world who help people see clearly and live their lives to the fullest. These attributes have defined Alcon for more than half a century. They have made our company the largest and, we believe, the most innovative eye care company in the world. They also have led to a history of financial stability and success, exemplified by another year of solid growth in revenues and profits in 2002.

Alcon reported healthy sales growth and strong financial results for 2002

Highlighting Alcon's performance in 2002 was a 9.5% increase in global sales to $3.01 billion, paced by exceptionally strong growth of our pharmaceutical products. All five featured products in this sector experienced double-digit growth, and Alcon's total pharmaceutical sales grew 17.4% over the previous year.

Strong performance in ophthalmic pharmaceuticals was complemented by solid growth of our surgical products, with sales rising 6.0% in 2002, despite a decline in the refractive surgery segment that held back overall surgical growth. Consumer eye care sales performed well in a flat market, growing 4.1% for the year.

We capitalized on our established global infrastructure to translate this strong and balanced sales growth into even faster growth in operating income, which increased 19.5% to $703.7 million. Reduced interest costs, derived from declining interest rates and the repayment of almost $500 million in debt since our IPO, along with a lower effective tax rate, allowed Alcon to achieve net income of $466.9 million, a 47.9% increase over 2001.

Research and development of new products is at the heart of our success

As important as our financial performance was in 2002, our progress in advancing our research and development pipeline was even more encouraging—and it bodes well for Alcon's future. New products are the lifeblood of our business. We invested $323 million in research and development programs in 2002, and we expect to invest a total of $2 billion in a broad range of research and development programs over the next five years. We believe this will be the largest eye-related research and development investment by any company in the world, feeding our existing pipeline of products and leading to new therapies and products to treat eye disease and prevent blindness—products we can only dream of today.

Of course, what really matters to us, to our shareholders and to the ophthalmic community is transforming research and development projects into market-ready products. In this regard, we had a very productive year in 2002, receiving 343 regulatory approvals and filing 340 new product submissions in more than 75 countries around the world. These filings and approvals included key future revenue drivers such as *AcrySof® Natural* intraocular lens, *CustomCornea™* wavefront system, once-a-day *Patanol®* ophthalmic solution, *Vigamox™* ophthalmic solution and *CiproDex* otic solution (*CIPRO* is a trademark of and licensed from Bayer AG) in the United States, *Opatanol®* ophthalmic solution in Europe and *Azopt®* ophthalmic suspension and *Betoptic S®* ophthalmic suspension in Japan.

We also made significant progress on several important development projects, as we moved into Phase III clinical studies with Anecortave Acetate for AMD, 15(S)-HETE for dry eye and *Patanase®* nasal spray for allergies. We have been achieving powerful clinical results with our *AcrySof® RēStor™* intraocular lens. Early results of clinical trials show the unique design of this innovative lens has the potential to deliver excellent vision, both far and near, virtually eliminating the need for reading glasses after cataract surgery. If these early results are confirmed by additional study, this lens could also prove important in the correction of refractive errors and presbyopia—the inevitable age-driven inability to focus on nearby objects—by far the most prevalent vision deficiencies in the world.

Finally, in April of 2003 we commenced the global launch of the *Infiniti™* vision system at the annual meeting of the American Society of Cataract and Refractive Surgery. This new system brings revolutionary technology to lens removal for the first time in many years. With its tri-modal design, incorporating advanced phacoemulsification, *NeoSonix®* oscillation and

our innovative *AquaLase™* liquefaction device, it represents a new platform to further enhance our cataract equipment market position. *AquaLase™* uses pulses of warm fluid to remove the eye's natural lens material with enhanced safety.

Of great importance to our future, more than 2,500 registered patents and 1,600 pending patents support our broad offering of current products and our rich pipeline of potential new ones. We look forward to the commercial success of many of these pipeline products in 2003 and for many years to come.

By maintaining our focus we increased our industry leadership

As we have been for more than 50 years, Alcon remains focused almost entirely on one healthcare need: the treatment of eye disease and dysfunction. Unlike other companies that offer a limited product line or serve only one segment of the eye care industry, our strategy is to provide doctors who treat eye diseases and conditions with a broad suite of high-quality products to meet their every need.

This commitment became even more important in 2002, as favorable changes in the competitive environment gave Alcon unparalleled access to customers, and further enhanced our ability to capitalize on the individual strengths of each Alcon product segment to advance the entire breadth of our product line. These changes also allowed us to widen our lead in terms of direct geographic reach, positioning Alcon better than our competitors for the inevitable return to economic growth in developing countries. We firmly believe that emerging markets will be important sources of future growth. Finally, these industry changes have helped to strengthen our leadership position in the eye care market and allowed us to expand the depth and breadth of our customer relationships around the world.

Sales force expansion drove market share gains in several segments

One of the hallmarks of Alcon's success is that we never take our leadership position for granted, and we worked hard to strengthen that position in 2002. The tremendous efforts and energies of our more than 2,300 person global sales force led to market share gains in most of our major product lines and in many geographic areas. In the United States, we gained share in glaucoma, allergy, ocular anti-infectives and combinations, otic anti-infectives and soft contact lens care disinfectants.

Outside the U.S., we executed a highly successful rollout of *Travatan®* ophthalmic solution in Europe, which, combined with the continuing growth of *Azopt®*, expanded our glaucoma market share in most major markets around the world. On a global basis, we cemented our leadership in ophthalmic surgery as we added another year of market share gains in intraocular lenses, viscoelastics, cataract and vitreoretinal equipment and the surgical cassettes used to perform eye surgery.

We gained valuable operating synergies with our broad product line

With our intense focus on the eye, we are committed to being all things to all eye care professionals throughout the world. As we re-entered the public arena in 2002, our product portfolio boasted entries in every significant segment of the eye care market except eyeglasses and contact lenses.

No other company matches our breadth of product offerings. With these products spanning the three major medical segments of eye care, we believe we are able to achieve marketing synergies where others may not. As an example, in 2002 almost 10% of our pharmaceutical sales in the United States came from prescriptions written by optometrists, a group of eye care professionals that has gained the right to prescribe most ophthalmic medications in each of the 50 states. We also incorporate samples of our anti-infective, anti-inflammatory or combination products into surgical post-operative kits, increasing the frequency of a prescription being filled for one or more of them.

Eye care professionals can depend on Alcon to provide high quality products and services, no matter their specialty or where they practice. We are the only company that comes close to offering a one-stop shop for ophthalmic products to eye care professionals.

We are a global company committed to serving customers in all regions of the world

In addition to our product line breadth, we approach the eye care market with a broadly global perspective, a strategy that offers two powerful benefits. First, it helps to protect us from the economic vagaries of any one country or region. Second, and even more important, we have learned that we maximize our growth opportunities by dealing directly with our customers wherever they are as soon as the practice of ophthalmology takes root. Alcon now has direct sales and marketing operations in all key markets, and our products are sold in more than 180 countries.

We generally develop our leadership in new markets by establishing surgical training laboratories to furnish hands-on training in surgical techniques to doctors in countries where such training may otherwise be unavailable. We then aim to profitably introduce the rest of our product line into these markets and reap growth from them for years to come. Furthermore, by being first into a country with a direct sales force, we are well-positioned to quickly gain a significant foothold in that country's ophthalmic market. Once we enter a country, we remain committed to it, because the specialists who practice there depend on Alcon for the products that prevent blindness and restore vision in their patients. It is our experience that we enhance our customer relationships and expand our global leadership by being the first ophthalmic company in a country, and by staying there through good and bad economic times.

As evidence of the success of this strategy, in 2002 we celebrated the 30th anniversary of our affiliate's presence in Japan. In the course of the last three decades, our Japanese affiliate has grown from a small operation of 10 people to our second largest local operating company, staffed with more than 400 employees serving eye care professionals in this important market. This very capable team has led Alcon to the top of the Japanese market

Demographics



Baby boom generation

Eye disease years (45+)

2000

2010

2020

2030

AGE   40   50   60   70   80   90

in ophthalmic surgery and in soft contact lens care disinfection. With the launches of *Azopt®* and *Betoptic S®* in 2002, and with several pharmaceutical products expected to be registered in the next few years, we are optimistic about our chances to gain significant market share on the pharmaceutical side of the Japanese market in the future.

Alcon's support of medical missions helped thousands of people see clearly again

To be a true partner in the global eye care community, Alcon has long believed that we must reach out to people around the world who cannot afford or do not have access to the services that can save or restore their sight. For more than 40 years we have supported tens of thousands of caring physicians in bringing the miracle of sight to those in need. In 2002, Alcon contributed products at no charge to 840 independent, philanthropic eye care medical missions in 82 countries. We estimate that this support helped restore clear vision to 19,000 individuals

in developing countries, allowing them to regain their independence and enjoy richer and fuller lives. In the United States, we dramatically increased our Glaucoma Patient Assistance Program, providing free medication for almost 27,000 glaucoma patients who could not afford such sight-saving drugs on their own. This is an increase of almost 50% over the previous year. All told, Alcon contributed almost $20 million in cash and retail value of products in 2002 to these important programs, further demonstrating our strong support for the humanitarian efforts of our community of physicians and our deep concern for those who can be helped with our products.

Global demographic trends are particularly beneficial to ophthalmology

The global market for eye care products is already large, approximately $11 billion in sales in 2002, and Alcon accounted for more than 25% of that figure. More importantly, the market is growing at a healthy pace, one that will likely continue in the years to come as demographic factors evolve and new therapies that address currently unmet eye care medical needs reach the market. Although vision correction needs and eye disease can arise at virtually any stage of life, most of the eye problems that Alcon addresses with our products and research efforts are associated with advancing age. As people get older, their eyes are prone to a number of diseases, especially those that can cause partial or complete blindness such as cataracts, glaucoma and age-related macular degeneration. Other age-related ocular maladies that can affect quality of life include presbyopia and dry eye syndrome.

The aging populations of the world's developed economies—the baby-boom generation will begin turning 60 in 2007—are entering the phase in life when eye-related problems are much more likely. As people reach this stage of life and live longer, there will be an inevitable increase in the number of people who experience eye disease and visual dysfunction, which will fuel the market for eye care products. Many in this generation already suffer from

dry eye, while a large majority of them are presbyopic.

Despite their generally younger demographics, developing countries account for the majority of the world's population and represent an integral factor in eye care market growth. As their national incomes rise, it is likely that these countries will spend increasing amounts on health care. We expect eye care to be a first-line beneficiary of this spending because it is highly cost effective to treat many eye-related diseases to maintain people's independence, return them to productivity and enhance their quality of life. Nowhere is this more obvious than in cataract surgery, where a relatively quick surgical procedure, combined with an intraocular lens, can immediately restore clear vision, no matter how long cataracts have impaired the patient's vision. While cataract surgery is commonplace in developed countries, it is in its infancy in many parts of the less-developed world. There is a huge pool of people in these countries who could benefit from cataract surgery.

As the clear leader in this industry, with the broadest product line, unmatched global scope, the largest sales force of any ophthalmic company and a promising pipeline of new products under development, Alcon expects to gain a significant share of the growth in the eye care market. We believe groundbreaking new products, aging populations and global economic growth should expand the eye care market significantly over the next five years. Factoring in potential markets for the otic and nasal applications of some of our ophthalmic drugs, we estimate that our product lineup could compete in markets totaling as much as $20 billion in 2007.

We anticipate that much of this market growth will come in the pharmaceutical segment of our business, especially in the United States. Recognizing this, in the fourth quarter of 2002 we again expanded our U.S. pharmaceutical sales force. This highly capable team will continue to broaden our penetration of the key markets that prescribe our products. They are well-prepared to support the three major pharmaceutical launches we have planned for 2003: *Vigamox*™ for eye infections, once-a-day *Patanol*® for eye allergies and *CiproDex* otic for ear infections. They will also be integral to the launch of *Systane*™ dry eye therapy, as this product will be promoted extensively with ophthalmologists and optometrists alike. We will continue to invest appropriately in our sales force throughout the world to support all of our growing product segments in order to position ourselves to call on all eye care professionals, no matter where they practice.

Our performance derives from the dedication and talents of our employees and support of our customers

I would be remiss if I ended this letter without thanking those people so critical to Alcon's success in 2002. They include the physicians and other professionals who make up the eye care community, and who work so hard to advance the standard of healthcare for the eye in virtually every region around the world. They include our talented and dedicated employees, now totaling almost 12,000 people across the globe, who wake up every day with the desire to serve

these customers better and to fulfill our mission as a company. They include our new shareholders, who invested their funds in our company in the belief that their investment would increase in value this year and, we hope, for many years to come. Finally, they include our colleagues at Nestlé, our exemplary corporate parent for a quarter of a century. With their decision to launch an IPO of approximately 25% of our shares, they demonstrated confidence in our entire management team to chart a more open course and to shepherd their remaining investment as we pursue our corporate goals. I am personally honored to have the support of this truly great global company.

In closing, we serve an attractive industry with excellent demographic characteristics and several significant unaddressed disease opportunities to be explored. We have the global infrastructure and resources to penetrate and grow new markets and to continue investing heavily in research and development to develop and deploy new products for existing and unmet needs. We compete in this industry as the clear leader, with the broad-



est product line and with enviable financial strength and flexibility, all of which position us well to build on our long history of growth. Our excellent results in 2002, our first year as a public company, give us confidence that we can successfully execute our strategy for long-term growth, which we believe will create value for all our shareholders as we move forward. I want every shareholder to know that all our employees are hard at work transforming our global eye care leadership and our passion for preserving and restoring sight into shareholder value.

Tim Sear
Tim Sear
Chairman, President, and
Chief Executive Officer
Alcon, Inc.
April 18, 2003

Sales Growth

From $80 million in 1977 to $3.01 billion in 2002





90 91 92 93 94 95 96 97 98 99 00 01 02

Strategic Locations
Meeting eye care needs throughout the world



Mississauga
Sinking Spring
Reno
Elkridge
Irvine
Huntington
Fort Worth
Hamilton
Orlando
Houston
Honolulu
Santo Domingo
Mexico City
San Juan
Caracas
San Jose
Panama City
Bogotá
Quito
Lima
São Paulo
Santiago
Montevideo
Buenos Aires
Corporate Headquarters
U.S. General Office
Country Main Office
Scientific or Representative Office
Manufacturing Facility
Research & Development



Helsinki
Stockholm
Oslo
Copenhagen
Hemel
Hempstead
Gorinchem
Riga
Moscow
Vilnius
Minsk
Cork
Puurs
Prague
Warsaw
Kaysersberg
Paris
Freiburg
Schaffhausen
Zug
Vienna
Bratislava
Budapest
Bucharest
Kiev
Barcelona
Milan
Sofia
Madrid
Ljubljana
Istanbul
Lisbon
Marousi
Zagreb
Almaty
Beijing
Seoul
Tokyo
Cairo
Karachi
Taipei
Jeddah
Dhaka
Hong Kong
Manila
Bangalore
Bangkok
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
Randburg
Sydney
Auckland

For more than
fifty years
we have been building
what is now
the world's leading
eye care company.
Alcon designs,
develops, and
manufactures
the widest selection
of pharmaceutical,
surgical, and
consumer products
for the eye.

For more than
fifty years
we have been building
what is now
the world's leading
eye care company.
Alcon designs,
develops, and
manufactures
the widest selection
of pharmaceutical,
surgical, and
consumer products
for the eye.

Pharmaceutical Products

Our deepest roots at Alcon are in the discovery and development of pharmaceuticals that address diseases of the eye. Since Alcon's founding 57 years ago, we have become the largest specialty ophthalmic pharmaceuticals company in the world. Our leadership position reflects deep market penetration and the most comprehensive set of ophthalmic pharmaceutical products in the eye care industry. In 2002, Alcon's pharmaceutical revenues grew 17.4% to $1.09 billion, representing an approximate 19% share of the global market for ophthalmic pharmaceuticals. Pharmaceutical products have been our fastest growing segment in recent years, climbing from about 30% of total sales in 1997 to over 36% in 2002, a trend we expect to continue.

Our pharmaceutical success derives primarily from the productivity of our research and development efforts. New products introduced in the last five years were the major drivers of our pharmaceutical sales growth in 2002, including *Patanol*® ophthalmic solution for eye allergies, *Travatan*® ophthalmic solution and *Azopt*® ophthalmic suspension for glaucoma,

and *Cipro HC* otic suspension for ear infections (*CIPRO* is a trademark of and licensed from Bayer AG). We believe the productivity of our R&D efforts justifies our optimism for the future.

In 2003, we expect to launch *Vigamox*™ ophthalmic solution, a fourth-generation fluoroquinolone for eye infections, *CiproDex* otic suspension for ear infections and a once-a-day version of *Patanol*®. Other key pipeline products that we expect to introduce in the next few years include *CiproDex* ophthalmic suspension for eye infections, Anecortave Acetate for age-related macular degeneration (AMD), a combination of *Travatan*® and timolol for glaucoma, *Patanase*® nasal spray for allergies and 15(S)-HETE for dry eye.

Given the breadth of our product pipeline, we made the strategic decision in 1998 to expand our pharmaceutical sales force. Since then we have almost tripled its size in the United States and broadened its scope to reach all medical specialties that prescribe ophthalmic products. These include not only ophthalmologists and optometrists, but also pediatricians, allergists, otolaryngologists and family

practice physicians.

While the vast majority of Alcon's pharmaceutical sales come from patent-protected drugs, we recognize generic drugs play an important role in today's healthcare environment. In 1998, Alcon established Falcon Pharmaceuticals, Ltd., which is now the leading U.S. producer of generic drugs for the eye and ear, based on 2002 revenues.

Treating glaucoma

Glaucoma is primarily caused by increased pressure within the eye that progressively damages the optic nerve. Without treatment, this inevitably and irreversibly leads to loss of visual function and ultimately can result in total blindness. A chronic disease generally associated with aging, glaucoma may afflict as many as 10 million people in the developed world and countless more in less-developed countries. Glaucoma has no cure, so patients will typically use one or more medications to control its progress for the rest of their lives.

Because it is usually painless, slow to advance and typically begins by impairing peripheral vision

only, many people with glaucoma remain undiagnosed. Some experts estimate that as many as 50% of people in the developed world with glaucoma remain undiagnosed or untreated. In minority populations, which statistically suffer from glaucoma in greater numbers and with greater severity, an even higher percentage is undiagnosed. These factors create a large pool of potential patients who could benefit from glaucoma medications and provide a powerful growth engine for what is already the largest ophthalmic pharmaceutical segment.

Alcon's flagship therapy for glaucoma, *Travatan*®, was launched in the United States in April 2001 and has steadily gained market share. Since then, *Travatan*® has had successful launches in more than 50 other countries, and is the second leading prostaglandin analogue in most of these markets. Alcon also experienced rapid growth of *Azopt*®, which has done especially well outside the United States and was launched in Japan at the end of 2002. Rounding out Alcon's robust family of glaucoma medications are *Betoptic S*® ophthalmic suspension and *Timolol GFS*.

Treating infection and inflammation

The human eye has a remarkable ability to protect itself from bacteria, but sometimes these defenses are insufficient to fight off infections. A common type of eye infection is bacterial conjunctivitis, more commonly known as "pink eye," which causes external eye tissues and eyelids to become red, swollen and painful. It occurs most frequently in children and is usually diagnosed and treated by pediatricians. On rare occasions, more serious infections can occur inside the eye itself after surgery. One of the main reasons such infections are rare is that surgeons typically use topical ocular antibiotics before and after surgery to kill bacteria that could enter the eye through incisions.

Alcon provides a full complement of topical antibiotics and steroids to treat infection and inflammation, including *TobraDex®* ophthalmic suspension and ointment, a combination therapy that addresses infection and inflammation in a single medication. We believe the convenience of *TobraDex®* increases patient compliance, which has made it the most frequently prescribed combination product for the prevention of post-surgical eye infections in the United States, with a market share exceeding 65%. *Ciloxan®* ophthalmic solution, a topical version of ciprofloxacin, is prescribed by doctors to prevent and treat eye infections.

Alcon also markets *Cipro HC*, a combination antibiotic/anti-inflammatory formulation to treat outer ear infections, commonly known as "swimmer's ear." This product demonstrates our successful strategy of leveraging the effectiveness of a compound we know well, to deliver products for the treatment of diseases of organs other than the eye. While *TobraDex®* and *Ciloxan®* are used extensively by ophthalmologists and ophthalmic surgeons, more than half of the prescriptions written for *TobraDex®* and more than two-thirds of the prescriptions for *Ciloxan®* come from other medical specialties.

Treating allergy

Allergies of the eye, mostly allergic conjunctivitis, affect some 20 million Americans and many millions more around the world, causing itching, burning and redness. Systemic allergy medications have a relatively small impact on the causes and symptoms of eye allergies. Consequently, physicians are increasing their prescriptions for topical medications to address eye allergies.

Alcon's *Patanol®* is the leading topical eye allergy drug in the U.S. market today. It combines a fast-acting antihistamine to quickly treat the irritating symptoms of allergies and a mast-cell stabilizer to calm the cells causing the allergic reaction. These easy-to-use eye drops provide fast, effective and long-lasting relief. After receiving approval in Europe in 2002, *Opatanol®* ophthalmic solution was introduced in many of those markets in time for the 2003 spring allergy season.

Treating age-related macular degeneration

As the leading cause of visual impairment in people over the age of 50 in the United States, Europe and Japan, AMD is a very important disease category. There are two forms of AMD, both of which can lead to severe visual impairment. The "dry" form is associated with the growth of fatty deposits on the retina, while the "wet" form is caused by the proliferation and eruption of blood vessels underneath the retina. As these two forms progress, they impair central vision, greatly limiting an individual's independence and lifestyle. Our AMD research currently focuses on the wet form, which represents a small minority of total cases but accounts for over 85% of blindness caused by AMD.

While Alcon does not yet have a pharmaceutical treatment for AMD, we made good progress in 2002 on the development of Anecortave Acetate, our lead AMD product candidate. We reported statistically significant clinical results from our first pivotal study and began recruiting for our second pivotal study.

Although the AMD market opportunity remains virtually untapped, many observers believe the potential market for AMD therapies could be in the billions of dollars; and one day could rival that of glaucoma, currently the largest market segment in ophthalmology.

Market / $5.2 billion ophthalmic pharmaceuticals market (in millions)

Anti-infective/Anti-inflammatory	$ 360
Anti-infective	$ 680
Allergy	$ 780
Other	$ 1,080
Glaucoma	$ 2,300

Company estimates as of March 31, 2002

Revenue / By segment



Glaucoma 30%
Other 8%
Anti-infective 14%
Anti-infective/Anti-inflammatory 21%
Otic 8%
Allergy 19%

Alcon had an estimated 19% share of the ophthalmic pharmaceuticals market.

Pipeline / Pharmaceuticals

Indication / Product	Phase 1	Phase 2	Phase 3	Filed*	Launch**
Eye Allergies — Patanol® once-a-day	██	██	██	██	03
Ear Infections — CiproDex*** Otic	██	██	██	██	03
Eye Infections — Vigamox™	██	██	██	██	03
Eye Infections — CiproDex*** Ophthalmic	██	██	██		05
Age-Related Macular Degeneration — Anecortave Acetate	██	██	██		05
Nasal Allergies — Patanase®	██	██	██		05
Glaucoma — Travatan®/Timolol	██	██	██		05
Dry Eyes — 15(S)-HETE	██	██			06

*with U.S. FDA   **Expected in U.S.   ***CIPRO is a registered trademark of and licensed from Bayer AG

Surgical Products

A large number of eye conditions, including cataracts, vitreal and retinal disease, refractive errors and presbyopia, do not respond to drug therapies but can be corrected or treated with surgery. Alcon provides the most comprehensive offering of high-quality ophthalmic surgical products in the eye care industry. Our sales of surgical products and services increased 6.0% in 2002 to $1.44 billion, or 48% of our total sales. Alcon's surgical business has become the clear leader with an estimated 45% of the global market for ophthalmic surgical products. We have consistently enhanced the capabilities of the equipment and supplies used by doctors to treat these conditions.

Most eye problems addressed surgically are associated with aging, so the number of people who need eye surgery will grow as the baby boom generation enters the age range when eye disease and visual dysfunction become more common. Additionally, the number of ophthalmologists in developing countries trained to perform eye surgery increases every year. Our global presence and 40 clinical training centers around the world increase the likelihood that surgeons in these countries are trained on Alcon equipment. Armed with our advanced technology, we expect these surgeons to play a major role in treating the large pool of patients suffering from cataracts in countries where cataract surgery is not yet commonplace.

Alcon's pipeline of new surgical products embodies innovative designs to aid surgeons in restoring and preserving sight. A key product we plan to introduce in 2003 is the *Infiniti™* vision system, which adds the *AquaLase®* liquefaction device to current lens removal technology. *AquaLase®* uses pulses of a surgical solution to safely break up and remove lens material.

We have high hopes for our new intraocular lenses (IOLs). IOLs are used to replace the human crystalline lens after it has been removed. With a CE mark already in hand, we expect to receive United States Food & Drug Administration (FDA) approval of the *AcrySof® Natural* IOL in 2003. *AcrySof® Natural* is specially designed to mimic the light-filtering properties of the human crystalline lens by filtering high frequencies of blue light associated with retinal damage. Other planned additions to the *AcrySof®* family include a toric version to correct astigmatism in 2004 and *AcrySof® RēStor™*, which is designed to allow patients to eliminate or significantly reduce their dependence on eyeglasses for distance and near vision after their natural lens has been removed. This exciting new lens is scheduled for introduction in 2003 in selected international markets and in 2005 in the United States.

Cataract surgical products

As people age, the eye's natural crystalline lens hardens and becomes clouded, which can impair vision and eventually lead to blindness. Thanks to modern microsurgical equipment and techniques to remove and replace the clouded lens, this debilitating condition can be addressed in a safe and highly successful surgical procedure. For this reason, cataract surgery has become one of the most frequently performed medical procedures in the developed world. Cataract surgery involves the use of a wide variety of products, including IOLs, sophisticated electronic equipment, precision handpieces, cutting instruments, sutures, irrigating solutions and viscoelastic devices (compounds that protect surrounding ocular tissue and maintain the structural integrity of the eye during surgery).

The success of Alcon's cataract business today begins with the *Legacy® Series 20000®* cataract removal system. This system uses ultrasound and mechanical action to break up the cataract, along with a sophisticated irrigation and aspiration system to remove the lens material from the eye. The advanced technology of the *Legacy®* has made it the preferred cataract removal system in the world today. These systems generate a continuing stream of revenue for Alcon through the sale of consumable supplies used in surgery. The global introduction of the *NeoSonix®* handpiece, a record number of system upgrades to existing equipment and significant increases in the share of cataract surgeries done with our equipment all led to especially robust sales in this part of our surgical business in 2002.

Under today's standard of care for cataract surgery, the surgeon removes the damaged natural lens and replaces it with an IOL. The purpose of this lens is to replace the function of the natural lens and properly focus light on the retina to restore vision. Alcon's *AcrySof®* lenses were by far the most frequently implanted foldable lenses in the developed world in 2002, with an estimated global market share exceeding 40%. After being introduced in 2001, the single-piece version of the *AcrySof®* now comprises almost 75% of total *AcrySof®* sales in the United States, and we hope to duplicate this in other countries in the future.

Refractive surgical products

The most prevalent eye problems in the world today are refractive errors: myopia (near-sightedness), hyperopia (far-sightedness) and astigmatism (irregular cornea shape). Although doctors usually correct these conditions with prescription eyeglasses or contact lenses, many patients do not want to be dependent on glasses or contacts so they turn to refractive surgery. The most common form of refractive surgery, LASIK (laser assisted *in situ*

keratomilieusis), employs a laser that reshapes the cornea to the desired curvature. LASIK is an elective procedure that most patients pay for themselves, so it is highly affected by the economic environment. Nevertheless, in 2002 doctors performed more than two million LASIK procedures around the world.

We believe Alcon's *LADARVision® 4000* excimer laser is the most advanced refractive laser system on the market today. With a true small-spot laser beam and the fastest and most precise eye tracker, it has gained a powerful reputation among surgeons for its ability to perform the most complicated refractive surgeries. In 2002 we became the first company to receive FDA approval to use a wavefront device to guide LASIK procedures. The *CustomCornea®* wavefront system employs our *LadarWave™* measurement device that captures optical errors across a patient's entire visual system, develops a treatment customized for each individual eye, matches it precisely with the eye and directs the laser to treat the corneal imperfections unique to each patient. Alcon was the

first company to receive FDA approval of a wavefront-guided refractive procedure, and we launched this new technology in the fourth quarter of 2002.

Vitreoretinal surgical products

Cataracts and refractive errors are relatively common, but diseases of and injuries to the eye's posterior segment and retina are rarer and more challenging. The posterior segment contains vitreous, a clear, jelly-like substance that provides structural integrity to the eye. Visual impairment caused by problems in this part of the eye is usually the result of undesirable tissue or blood vessel growth that distorts light waves as they pass through the eye. The retina is the light-sensitive membrane lining the inside of the back of the eye and is directly connected by the optic nerve to the brain. The most common retina-related causes of vision loss are retinal detachment, macular degeneration, diabetic retinopathy and macular edema. Surgeries to repair damaged tissues and restore or slow the loss of vision are extremely complicated and require specialized skills and equipment.

Over the last ten years, Alcon has assembled a portfolio of high-quality precision equipment and hand-held microsurgical instruments that vitreoretinal surgeons depend on to perform these delicate procedures. Our flagship product in this arena is the *Accurus®* surgical system, which we estimate was used in more than half of all vitreoretinal procedures performed globally in 2002. We delivered a complete software upgrade to the *Accurus®* in 2002 and created a new performance standard for vitreoretinal probe dynamics with the introduction of a 2500 cuts-per-minute probe. Together these advances improve stability, control and efficiency during surgery, reducing the potential for damage to the retina and other eye tissues.

Alcon also introduced the *Grieshaber® Revolution™* micro-scissor and forceps, the first product of its kind with 360-degree activation technology. This remarkable system established a new performance standard by providing more precise instrument placement, which is critical when operating on delicate tissues like the retina.

Market /$3.2 billion ophthalmic surgical market (in millions)

Vitreoretinal	**$ 300**
Refractive	**$ 600**
Cataract	**$ 2,300**

Company estimates as of March 31, 2002

Revenue /By segment



Refractive 5%

Vitreoretinal 11%

Cataract 84%

Alcon had an estimated 45% share of the ophthalmic surgical market.

Pipeline / Ophthalmic Surgical

Product	Early Development	Active Development	Advanced Development	Filed*	Launch**
Cataract IOL — AcrySof® Natural	██	██	██	██	03
Cataract Removal — Infiniti™ System	██	██	██	██	03
Vitreoretinal Surgery — Enhanced Accurus®	██	██	██		03
Cataract and Vitreoretinal Surgery — New Viscoelastic	██	██	██		04
Astigmatic Cataract IOL — AcrySof® Toric	██	██			04
Cataract/Refractive IOL — AcrySof® RēStor™	██	██			05

*with U.S. FDA   **Expected in U.S.

Consumer Products

With a 19% share of the global market, Alcon is the second largest manufacturer and marketer of consumer products for the eye (excluding eyeglasses or contact lenses, which we do not make or sell). Our portfolio of products includes contact lens care solutions, artificial tears and ocular vitamins. Within these three main areas, Alcon is the market leader in the multipurpose soft lens disinfection markets in the United States and Japan, and the number two company globally in total contact lens solutions, artificial tears and ocular vitamins. Total consumer eye care sales for 2002 were $480 million, 4.1% ahead of the previous year, which represented 16% of our total revenues.

Consumer eye care products are sold primarily over the counter through drug stores and other retailers in the United States and through opticians elsewhere in the world. Although consumers purchase most of these products at retail, their purchase decisions are highly influenced by the product recommendations given to them by eye care professionals, including ophthalmologists, optometrists and opticians. We believe we earn their professional recommendations to consumers because of Alcon's dedication to applying quality science to developing all our consumer products. We implement a comprehensive program of clinical studies to support the science behind our products. In the U.S., Japan and several other markets, we also use consumer advertising programs to generate awareness of our products and the new and differentiated benefits they deliver. We believe the combination of these two marketing strategies is integral to our success with eye care professionals and consumers in this segment of the ophthalmic market.

An important aspect of our consumer eye care business is its contribution to our position as the leading provider of ophthalmic pharmaceuticals. Optometrists in the U.S. that recommend our consumer products also prescribe with increasing frequency ophthalmic drugs to treat many eye diseases and conditions. In fact, ophthalmic prescriptions written by optometrists approached 10% of our total prescription volume in the United States.

Alcon is well-positioned to meet the needs of these

eyecare professionals, many of whom have expanded their primary eye care role in managed care organizations. Our U.S. consumer sales force calls on these eye doctors and our sales people have been trained to promote not only our consumer products, but also our entire line of pharmaceutical products applicable to an optometrist's practice.

We also gain synergies in the research and development and manufacturing of our consumer products. For example, the effort that goes into the development of some of the preservatives for our contact lens solutions can also be applied to preservatives in our pharmaceutical products. Finally, the production volumes associated with many of our consumer products contribute to the cost efficiency of our manufacturing processes at several of our plants.

Contact lens care

Contact lenses are worn by millions of people around the world, and every user needs to keep his or her lenses clean, clear and free from germs that might cause eye infections. Alcon entered the contact lens care business more than

20 years ago, but only recently have we gained the leadership position in soft lens disinfection in the largest and most important markets, the United States and Japan. This is the result of diligently applying our research efforts to develop superior lens cleaning systems that can be differentiated in the minds of both eye care professionals and contact lens wearers, supported by aggressive marketing and sales efforts.

In 1999, we introduced a solution that cleaned and disinfected so well that manual rubbing of lenses was unnecessary: our *OPTI-FREE® EXPRESS® No Rub™* multi-purpose disinfecting solution. This revolutionary product has significantly enhanced our position in the contact lens care market. Upon its introduction in the United States, *OPTI-FREE® EXPRESS® No Rub™* rapidly gained share in this competitive market, going from 17% at the beginning of 2000 to 26% by the end of 2002.

The innovative benefits of this product were further demonstrated in 2002, when we were the first and only company to receive FDA approval for a claim of "Lasting Comfort" in our labeling. Alcon achieved this distinction by clinically demonstrating the superior comfort of *OPTI-FREE® EXPRESS® No Rub™* compared to other leading contact lens solutions. We began promoting this attribute to the professional community in October 2002 and commenced consumer advertising in the first quarter of 2003. We expect these advertisements to increase patient awareness and further differentiate our product from other contact lens solutions.

We also sell products for the care and cleaning of rigid gas-permeable lenses (hard lenses), led by *Unique-pH®* multi-purpose disinfecting and cleaning solution, as well as a full line of other cleaning products. These products include *CLERZ® Plus* lens rewetting drops that reduce protein build-up and keep lenses moist while in the eye and *OPTI-FREE® SupraClens®* preservative-free active cleaning solution.

Artificial tears for dry eyes

Many people experience periodic or chronic eye discomfort caused by corneal dryness, which may be the result of low tear production, poor tear quality, reduced mucin production or inflammation. Dry eye also is associated with environmental pollution and lifestyle changes, but age and hormonal changes are more important factors, especially in women after menopause. As a result, the global market for products to treat dry eye conditions is growing in the range of 6% to 8% annually.

Doctors primarily have used artificial tears to treat the symptoms of dry eye and provide temporary relief for this irritating condition. Periodic application of these products works relatively well for intermittent cases of moderate dry eye. More severe, chronic cases require frequent application and products that include special polymers and other compounds to make them more effective.

Alcon currently sells a variety of artificial tears, including *Tears Naturale® Forte* lubricant eye drops for mild to moderate dry eye conditions and *Bion® Tears* lubricant eye drops for more severe cases. *Tears Naturale® Forte* is very similar to natural tears in composition but includes a polymer that helps retain moisture in the eye. *Bion® Tears* adds zinc and bicarbonate to the formula to improve effectiveness in patients with severe symptoms.

In 2002, Alcon completed development of a revolutionary product that we believe will bring a new level of relief to people suffering from dry eye symptoms. *Systane™* dry eye therapy has a unique formula that bonds with damaged portions of the cornea to form a protective layer, allowing the body to repair the damaged portions of the cornea. Clinical studies demonstrated that *Systane™*, launched in early 2003, provided relief by reducing both the signs and the symptoms of dry eye better than the leading artificial tear on the market today.

Ocular vitamins

Recently published results from long-term clinical studies demonstrate that certain vitamins have a beneficial impact on eye health. The Age-Related Eye Disease Study (AREDS) conducted by the National Eye Institute revealed that consumption of high levels of antioxidants are associated with reduced incidences of age-related macular degeneration. Because many people do not receive sufficient levels of these vitamins, ophthalmologists frequently recommend specially formulated eye vitamins for patients who are at a higher risk of retinal disease. The publication of this study led to an acceleration of demand for ocular vitamins in 2002.

To meet the needs of this rapidly growing market, Alcon introduced *ICAPS® AREDS* ocular vitamins in 2002. This is a reformulation of our previous *ICAPS®* vitamins to include all the vitamins and compounds the *AREDS* study found beneficial to the health of the eye. We expanded our promotion of this product to reach all eye care professionals who recommend vitamin therapy, with a special focus on retinal specialists. Our strong relationships with these surgeons, who are the specialists who treat most AMD patients, should help us gain increased physician recommendations for *ICAPS®* vitamins in the coming years. We believe *ICAPS® AREDS* formula has a bright future as the population ages and more people become aware of the benefits of ocular vitamins in reducing the incidence of retinal disease.

Market /$2.5 billion consumer eye care market (in millions)

Other Vision Care $ 500

Artificial Tears $ 500

Contact Lens Care $ 1,500

Company estimates as of March 31, 2002

Revenue /By segment



Artificial Tears 20%

Contact Lens Care Disinfectants 69%

Other Vision Care 11%

Alcon had an estimated 19% share of the consumer eye care market.

Pipeline / Consumer Eye Care

	Pre-Clinical	Active Clinical	Advanced Clinical	Approved*	Launch**

Contact Lens Care
Opti-Free® Lasting Comfort
03

Dry Eyes
Systane™
03

Dry Eyes
InteliPORT® Punctal Plug
03

Contact Lens Care
New Disinfectant
04

*by U.S. FDA as required   **Expected in U.S.

Management Team



Tim Sear	**Chairman, President and Chief Executive Officer** (1)	**Clockwise**
Fred Pettinato	**Senior Vice President, Alcon International** (2)	**from top**
Cary Rayment	**Senior Vice President, Alcon United States** (2)	**center**
André Bens, Ph.D.	**Senior Vice President, Global Manufacturing and Technical Support** (2)	
Jacqualyn Fouse	**Senior Vice President, Finance and Chief Financial Officer** (1)	
Gerald Cagle, Ph.D.	**Senior Vice President, Research and Development** (2)	

(1) Alcon, Inc. and Alcon Laboratories, Inc.   (2) Alcon Laboratories, Inc.

The nearly 12,000 employees who make up Alcon's global workforce are guided by an experienced team of senior executives. We are committed to leveraging Alcon's position as the global eye care market leader in the quest for enhanced shareholder value.

Financial Highlights

Alcon has now completed its first year as a public company and I am pleased to report strong financial results for 2002. In the following pages, you will find a detailed management discussion and analysis of these results, which I encourage you to read along with our entire Form 20-F to gain a more complete understanding of

Sales (in millions)



$2,554 00
$2,748 01
$3,009 02

Alcon's 2002 financial performance. However, before you turn the page, I would like to take this opportunity to highlight the key financial metrics that drove our performance during the year. As you will see, Alcon is off to a great start as a public company. Nevertheless, we know performance is not

measured by one year, but rather by the consistent delivery of earnings growth and increases in shareholder value. This is

Operating Income before Amortization (in millions)



$683 00
$706 01
$778 02

what we intend to deliver to you for many years into the future.

Our financial success in 2002 began with healthy and balanced sales growth across our major product lines. Global sales reached $3.01 billion, which represented a 9.5% increase compared to 2001. Our U.S. business grew a healthy 11.5%, while sales outside the U.S. gained 7.3%. Excluding foreign currency fluctuations, our global sales would have grown 10.0% in 2002. Pharmaceutical sales

increased 17.4% over 2001, driven mainly by underlying growth in most product categories, as well as by market share gains within them. The pharmaceutical growth rate also benefited from more severe than normal allergy seasons in the U.S. and from a rapid buildup of *Travatan®* ophthalmic solution sales since its introduction in April 2001. Broad market-share gains in cataract and vitreoretinal procedures and intraocular lenses, somewhat offset by a decline in refractive sales due to a weak market for LASIK surgery, drove surgical product sales 6% ahead of 2001. Sales of consumer eye care products rose 4.1% over 2001, in line with our expectations for this segment in a flat market environment.

Alcon entered 2002 with a global sales, marketing and manufacturing infrastructure already in place around the world. Even with the expansion of our U.S. sales force, we grew selling, general and administrative expenses more slowly than sales. This allowed us to invest additional funds in research and development projects and absorb several one-time charges without com-

promising operating profit. Before amortization, operating profit increased 10.2% to $778.2 million, or 25.9% of sales, while after amortization it rose 19.5% to $703.7 million or 23.4% of sales. The large increase after amortization reflects the impact of the adoption in 2002 of Financial Accounting Standard 142, which eliminated the regular amortization of goodwill.

It was especially gratifying to grow operating profit at the same time we expanded our sales force and increased our invest-

Cash Flow from Operations (in millions)



$431 00
$544 01
$701 02

ment in research. These actions were consistent with our long-standing strategy of investing to drive future growth.

For the last several years, we have added more salespeople to optimize the potential sales impact resulting from new phar-

Research and Development Expense (in millions)



$246
$290
$323

00   01   02

maceutical product launches. With our sights set further into the future, in 2002 we invested significant additional funds into our development of treatments for age-related macular degeneration, specifically our lead drug candidate Anecortave Acetate. This is critical to our long-term success because it represents our value creation strategy: investments in research lead to new products which increase sales through our established operational infrastructure to grow earnings and cash

flow that are then reinvested into more research. More simply put, product flow equals cash flow, and Alcon has over 50 years experience delivering product flow through the combination of our research and sales and marketing organizations.

Strong operational cash flow combined with diligent asset management allowed us to reduce our net debt by almost $500 million since our IPO in March

Net Earnings (in millions)



$467

$332 $316

00   01   02

(adjusted for the redemption of Nestlé-owned preferred stock with IPO proceeds). Net debt reduction, along with lower interest rates, drove net interest expense down by $29.5 million in 2002. We also

benefited from a significant decline in our effective tax rate, partly as a result of a change in accounting standards, but also due to settlements of certain tax audits and changes in the mix of income earned in various countries. These financial factors had a relatively large impact on our earnings in 2002, but are not expected to be as important, in a relative sense, to earnings growth going forward.

Balanced sales growth from new products, market growth and share gains, combined with operational leverage, reduced interest costs, and a lower tax rate pushed net earnings to $466.9 million in 2002, 47.9% ahead of last year. All in all, 2002 was a successful first year for us as a public company and our results bolstered Alcon's financial strength, leaving us with the financial flexibility that is so critical to the continuation of our value creation cycle.

Alcon is a new company to many of our shareholders, but we have been building our leadership position in this industry for over half a century. During that time we have learned that our financial success is not just about the next

quarter's numbers. Instead, it is about remaining intently focused on the longer-term opportunities that exist in our industry and maintaining a high ethical standard in our business conduct. We are a company that cares deeply about our reputation with our customers, our employees, our communities and our shareholders. I want to reassure you that Alcon is committed to reporting our financial results with integrity, clarity and transparency. Furthermore, even though we have had good financial controls and procedures in the past, we have strengthened them even further in the last year to take into account the financial reporting obligations that accompany our new status as a public company and new laws reflecting heightened concerns about corporate governance.

Thank you for your support and confidence in Alcon.

Jacqualyn Fouse
Senior Vice President,
Finance and
Chief Financial Officer

Alcon achieved
or exceeded
our financial goals
each quarter of fiscal 2002.
Our unwavering focus
on creating
and delivering
the best products
and services for
eye care professionals,
patients and consumers
is what has driven and
will continue to fuel
Alcon's growth.

Table of Contents

Management's Discussion and Analysis
of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview of Our Business

General

Alcon, Inc. and its subsidiaries develop, manufacture and market pharmaceuticals, surgical equipment and devices and contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses and have grown our annual sales from $82 million to over $3.0 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering (IPO).

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers. Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (e.g., prescription ophthalmic drugs); (ii) surgical equipment and devices (e.g., cataract, vitreo-retinal and refractive); and (iii) contact lens care (e.g., disinfecting and cleaning solutions) and other vision

care products (e.g., artificial tears). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, government agencies/entities and individuals.

Market Environment

Demand for health care products and services is increasing in established markets as a result of the aging of the population and the emergence of new drug therapies and treatments for previously untreatable conditions. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than economic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert pressure on the prices of health care products and services. These cost-containment efforts vary by jurisdiction.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. For example, a Medicare prescription drug benefit program is being considered which would present opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on revenues in 2002. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors and are value priced.

The prospect of a Medicare prescription drug benefit puts additional pressure on policy makers to offset the program's cost by controlling budgets for reimbursement to surgical facilities. This impacts our industry's ability to maintain premium pricing for older technologies and non-differentiated products. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost effective when their higher costs are compared to their measurable benefits.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments are requiring price reductions. The economic integration by European Union members and the introduction of the euro are also impacting pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries. In Latin America, where there is less government reimbursement of health care costs, many of our products are paid for by private health care systems covering a small portion of the population. As a result, economic conditions in this region have a significant impact on prices and demand for health care products and services. As one example, we have recently experienced a decline in sales in Argentina, one of our largest markets in the region, as a result of economic conditions in that country.

In most of the countries in Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, many Asian countries have rebounded from the economic crises of 1997 and 1998 and demand for our products in this region has been rising. In addition, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there. In Japan, the National Health Ministry reviews pharmaceutical prices of individual products biannually. In the past, these reviews have resulted in price decreases. In April 2002, a round of overall price decreases went into effect, including a reduction in the total reimbursement amount for cataract and vitreoretinal surgery procedures, which puts downward pressure on products we supply. We expect a similar price review in 2004, in line with the Japanese government's previously announced plan for controlling health care costs.

Currency Fluctuations

Our products are sold in over 180 countries, and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro and Japanese yen. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets which are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk. Our Japanese and South African subsidiaries purchase goods from some of our subsidiaries in U.S. dollars and hedge a portion of these intercompany liabilities using forward contracts. We have not experienced significant gains or losses as a result of these hedging activities.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our sales and profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our sales and profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 2002, 2001 and 2000. In 2002, we experienced the positive effect of the weakening of the U.S. dollar against the major European currencies; however, this positive effect was offset by the increase in the value of the U.S. dollar versus the Japanese yen and Latin American currencies. During 2001, the primary cause of the negative currency impact was the strengthening of the U.S. dollar against the Japanese yen and the major European currencies, with lesser negative impacts relating to the Canadian, Australian and Brazilian currencies. During 2000, the negative currency impact was primarily due to the increase in the value of the U.S. dollar versus the major European currencies. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and contact lens care and other vision care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and United States managed care organizations. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative and leading technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are the keys to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our *LADARWave*™ *Custom Cornea*® Wavefront System is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our contact lens care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. The largest portion of these costs is salary for sales and marketing staff.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During each of the years 2002, 2001 and 2000, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to our acquisitions and the licensing of intangible assets. Effective July 7, 2000, we acquired Summit Autonomous Inc. for a total purchase price of $948.0 million, which resulted in goodwill and intangible assets of $954.5 million. Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. See note 3 to the consolidated financial statements. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2002 is estimated to decrease from $74.5 million in 2002 to $51.4 million in 2007.

In connection with the IPO, Alcon changed certain provisions of its 1994 Phantom Stock Plan. These changes resulted in a one time $22.6 million charge to operating income during the first quarter of 2002.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

(in millions, except percentages)	2002	2001	2000	2002 (As a % of Sales)	2001 (As a % of Sales)	2000 (As a % of Sales)
United States	$ 1,632.6	$ 1,464.6	$ 1,333.4	54.3%	53.3%	52.2%
International	1,376.5	1,283.1	1,220.2	45.7	46.7	47.8
Total sales	3,009.1	2,747.7	2,553.6	100.0	100.0	100.0
Costs of goods sold	892.7	798.3	749.7	29.7	29.1	29.4
Gross profit	2,116.4	1,949.4	1,803.9	70.3	70.9	70.6
Selling, general and administrative	1,014.7	953.7	855.8	33.7	34.7	33.5
Research and development	323.5	289.8	246.3	10.7	10.5	9.6
In process research and development	—	—	18.5	—	—	0.7
Amortization of intangibles	74.5	117.0	86.5	2.5	4.3	3.4
Operating income	703.7	588.9	596.8	23.4	21.4	23.4
Gain (loss) from foreign currency, net	4.2	(4.8)	0.1	0.1	(0.2)	—
Interest income	22.2	46.6	44.1	0.8	1.7	1.7
Interest expense	(53.8)	(107.7)	(86.3)	(1.8)	(3.9)	(3.4)
Other, net	1.2	(9.1)	—	—	(0.3)	—
Earnings before income taxes	677.5	513.9	554.7	22.5	18.7	21.7
Income taxes	210.6	198.3	223.0	7.0	7.2	8.7
Net earnings	$ 466.9	$ 315.6	$ 331.7	15.5%	11.5%	13.0%

The following table sets forth, for the periods indicated, our sales and operating profit by business segment.

(in millions, except percentages)	2002	2001	2000	2002 (As a % of Sales)	2001 (As a % of Sales)	2000 (As a % of Sales)
Alcon United States:						
Pharmaceutical	$ 707.7	$ 582.9	$ 513.9	43.3%	39.8%	38.5%
Surgical	678.3	639.7	589.2	41.6	43.7	44.2
Contact lens care and other vision care	246.6	242.0	230.3	15.1	16.5	17.3
Total sales	$ 1,632.6	$ 1,464.6	$ 1,333.4	100.0%	100.0%	100.0%
Segment operating income[1]	$ 675.3	$ 544.7	$ 527.7	41.4%	37.2%	39.6%
Alcon International:						
Pharmaceutical	$ 381.8	$ 344.9	$ 322.3	27.7%	26.9%	26.4%
Surgical	760.2	718.0	674.7	55.2	55.9	55.3
Contact lens care and other vision care	234.5	220.2	223.2	17.1	17.2	18.3
Total sales	$ 1,376.5	$ 1,283.1	$ 1,220.2	100.0%	100.0%	100.0%
Segment operating income[1]	$ 428.1	$ 405.9	$ 384.4	31.1%	31.6%	31.5%

(1) Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 and 2000 has been restated on a U.S. GAAP basis. Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, Alcon International's sales and our consolidated sales by product category, and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States' sales are in U.S. dollars, and therefore it does not experience any currency translation gains or losses.

(in millions, except percentages)	2002	2001	Change	Change in Constant Currency[a]	2001	2000	Change	Change in Constant Currency[a]
Alcon International:								
Pharmaceutical	$ 381.8	$ 344.9	10.7%	13.7%	$ 344.9	$ 322.3	7.0%	13.5%
Surgical	760.2	718.0	5.9	5.6	718.0	674.7	6.4	14.2
Contact lens care and other vision care	234.5	220.2	6.5	8.7	220.2	223.2	(1.3)	6.3
Total sales	$ 1,376.5	$ 1,283.1	7.3	8.3	$ 1,283.1	$ 1,220.2	5.2	12.5
Total:								
Pharmaceutical	$ 1,089.5	$ 927.8	17.4	18.6	$ 927.8	$ 836.2	11.0	13.5
Surgical	1,438.5	1,357.7	6.0	5.8	1,357.7	1,263.9	7.4	11.6
Contact lens care and other vision care	481.1	462.2	4.1	5.1	462.2	453.5	1.9	5.7
Total sales	$ 3,009.1	$ 2,747.7	9.5%	10.0%	$ 2,747.7	$ 2,553.6	7.6%	11.1%

(a) Currency effect is determined by comparing adjusted 2002 reported amounts, calculated using 2001 monthly average exchange rates, to the actual 2001 reported amounts. The same process was used to compare 2001 to 2000. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2002 compared to year ended December 31, 2001

Sales

Global: Global sales increased 9.5% to $3,009.1 million in 2002 from $2,747.7 million in 2001. Sales growth, in terms of constant currency, was slightly higher at 10.0%. The negative impact of foreign currency fluctuations on sales growth was mostly confined to Latin American countries and Japan.

Global sales growth was led by the performance of our pharmaceutical business which delivered $1,089.5 million in revenue for 2002, an increase of 17.4% (18.6% in constant currency) over 2001. *TRAVATAN,®* our newest entrant into the glaucoma market, generated $70.9 million in global sales in 2002 compared to $15.8 million in 2001. The settlement of all pending patent and trademark litigation over *TRAVATAN®* with Pharmacia Corporation during the fourth quarter of 2002 assured Alcon's continued right to sell the product globally without restriction. Our major allergy product, *Patanol,®* had an outstanding year and generated sales of $198.3 million in 2002, a 28.3% (29.0% in constant

currency) increase over 2001 sales of $154.5 million. 2002 sales of our other key branded pharmaceutical products *Tobradex,® Ciloxan®* and *Cipro® HC* increased by 10.9%, 19.8% and 41.1%, respectively, over 2001.

Global sales of our surgical business grew 6.0% during 2002 to $1,438.5 million from $1,357.7 million in 2001. The growth was primarily attributable to cataract and vitrectomy products, which include intraocular lenses, surgical equipment, devices and disposable products. Sales of products in our refractive product line declined by $16.0 million, in line with the trend of the industry in 2002, and reflected a slowdown in global economic activity that diminished both consumer confidence and demand for elective laser corrective surgery. Excluding the refractive line, sales for our surgical business increased 7.6% to $1,377.9 million from $1,281.1 million. We initiated a voluntary recall and termination of our *SKBM®* microkeratome product line during the fourth quarter of 2002 due to a small number of complaints that the applanation glass on the head of the handpiece could loosen or become misaligned. *SKBM®* microkeratome sales in 2002 were approximately $3 million.

Our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 4.1% (5.1% in constant currency) to $481.1 million in 2002 from $462.2 million in 2001. Sales of *OPTI-FREE*® disinfectants accounted for over 50% of the consumer line, or $264.5 million, and grew 5.4% over 2001 sales of $250.9 million.

United States: Sales in the United States increased 11.5% to $1,632.6 million in 2002 from $1,464.6 million in 2001. Sales in our pharmaceutical business were consistent with the global trend and were primarily responsible for the growth in U.S. sales, with 2002 sales of $707.7 million, representing a 21.4% increase over 2001 sales of $582.9 million. Sales of *TRAVATAN,*® which was launched in the U.S. for glaucoma treatment in 2001, increased to $44.5 million in 2002 from $13.4 million in 2001. Strong double-digit growth rates in U.S. sales were achieved for key therapeutic market segments by our branded products *Patanol*® at 29.2%, *Ciloxan*® at 21.3%, *Tobradex*® at 12.0% and *Cipro*® *HC* at 42.8%. Late in 2002, we filed a New Drug Application with the United States Food and Drug Administration (FDA) for the ophthalmic use of moxifloxacin, a fourth-generation fluoroquinolone antibiotic that we believe will be a significant advance in the topical treatment and prevention of ocular infections.

Sales in our U.S. surgical business totaled $678.3 million in 2002, a 6.0% gain over prior year sales of $639.7 million. Sales from our line of cataract and vitrectomy products increased 9.2% to $641.1 million in 2002 from $587.3 million in 2001, but were offset by a decline of 29.0% in the refractive line to $37.2 million in 2002 from $52.4 million in 2001. We were pleased to receive FDA approval in late 2002 for our new *LADARWave*™ technology for customized wavefront-guided laser eye surgery in the treatment of myopia. Our consumer eye care business achieved modest growth of 1.9% in 2002 to $246.6 million from $242.0 million in 2001. Within the contact lens care line, sales related to our *OPTI-FREE*® disinfectant franchise increased 2.9% in 2002 to $143.0 million from

$139.0 million in 2001 in a slow growing market segment. Following FDA approval, we commenced shipping *OPTI-FREE*® *EXPRESS*® *No Rub*™ multipurpose disinfecting solution during the fourth quarter of 2002 with our new "Lasting Comfort" claim.

International: Sales outside the United States increased 7.3% (8.3% in constant currency) to $1,376.5 million in 2002 from $1,283.1 million in 2001. The market economies of Brazil and Argentina were largely accountable for the negative impact of currency exchange on sales growth. Sales growth in Japan, our second largest global market, lagged behind 2001 due to a weak yen and downward pricing pressures inflicted by reimbursement reductions and new generic competition against our *BSS Plus*® surgical irrigating solution. The euro and other major currencies strengthened against the U.S. dollar over the course of the year.

Sales for our pharmaceutical business outside the United States in 2002 increased to $381.8 million from $344.9 million in 2001, registering growth of 10.7% (13.7% in constant currency). *TRAVATAN*® was successfully launched in several major European markets in 2002 and recorded sales in more than 50 countries outside the United States. *Tobradex*® and *Ciloxan*® also made significant contributions to the pharmaceutical business totaling $55.5 million in 2002 sales. Sales of our international surgical business increased 5.9% (5.6% in constant currency) in 2002 to $760.2 million in 2002 from $718.0 million in 2001 with broad based growth across our line of cataract and vitrectomy products. Sales from our refractive business were also subject to difficult global economic conditions and declined 3.3% (3.7% in constant currency) in 2002 to $23.4 million from $24.2 million in 2001. However, in December 2002, the first international sale of our new *LADARWave*™ custom ablation system was recorded in Australia. Sales for our consumer eye care business outside the United States advanced 6.5% (8.7% in constant currency) to $234.5 million in 2002 from $220.2 million in 2001. Our *OPTI-FREE*® disinfectant franchise grew 8.6% (9.4% in constant currency) to $121.5 million in 2002 from $111.9 million in 2001.

Gross Profit

Gross profit increased 8.6% to $2,116.4 million in the year ended December 31, 2002 from $1,949.4 million in 2001. However, gross profit as a percent of sales decreased to 70.3% in the year ended December 31, 2002 from 70.9% in 2001. Some of this decrease was due to charges of $2.5 million in 2002 related to changes made to an employee deferred compensation plan (see note 1 to the consolidated financial statements) and costs associated with the write-off of *SKBM®* microkeratome inventory and related manufacturing equipment of $5.9 million, as well as negative currency effects and variations in product mix. The impact of these particular charges and costs reduced gross profit as a percent of sales for the year ended December 31, 2002 by 0.3 percentage points.

Operating Expenses

Selling, general and administrative expenses increased 6.4% to $1,014.7 million in the year ended December 31, 2002 from $953.7 million in 2001. This increase in expenses included charges of $9.3 million in 2002 related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the *SKBM®* microkeratome product line. Selling, general and administrative expenses decreased as a percent of sales to 33.7% in the year ended December 31, 2002 from 34.7% in 2001. This percentage decrease is primarily due to overall attention to cost control, as well as lower direct-to-consumer advertising in 2002 as compared to 2001 and reduction of legal expenses as certain intellectual property dispute cases were settled in 2002.

Research and development expenses increased 11.6% to $323.5 million in the year ended December 31, 2002 from $289.8 million in 2001. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and charges of $4.8 million incurred in 2002 related to changes made to an employee deferred compensation plan. Research and development expenses increased slightly as a percent of sales to 10.7% in the year ended December 31, 2002 from 10.5% in 2001.

Amortization of intangibles decreased 36.3% to $74.5 million in the year ended December 31, 2002 from $117.0 million in 2001. The decrease is primarily due to the implementation of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as discussed in note 3 to the consolidated financial statements. In connection with the voluntary recall and termination of the *SKBM®* microkeratome product line in the fourth quarter of 2002, a $5.9 million impairment loss on intangible assets was recorded as amortization.

Operating Income

Operating income increased 19.5% to $703.7 million in the year ended December 31, 2002 from $588.9 million in 2001. Operating income was negatively impacted by charges of $16.6 million in 2002 related to changes made to an employee deferred compensation plan and $25.9 million of *SKBM®* microkeratome recall and termination costs. Compared to 2001, operating income was favorably impacted by $42.5 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. The impact of these items on operating income was a decrease of $42.5 million in 2002 and $42.5 million in 2001.

Alcon United States business segment operating income increased 24.0% to $675.3 million in the year ended December 31, 2002 from $544.7 million in 2001. Operating income was favorably impacted by $20.7 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. In addition, gross margin improvements and reduced selling, general and administrative spending were partially offset by $12.6 million of costs associated with the decision to recall and terminate the *SKBM®* microkeratome.

Alcon International business segment operating income increased 5.5% to $428.1 million in the year ended December 31, 2002 from $405.9 million in 2001. Operating income was favorably impacted by $21.8 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. This favorability was offset by one time costs of $13.3 million related to the decision to recall and terminate the *SKBM®* microkeratome. Gross margins as a percentage of sales were negatively impacted due to the geographical sales mix and the difficult economic conditions in Latin America. Changes in exchange rates also negatively affected International business segment results.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with U.S. GAAP. Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 has been restated on a U.S. GAAP basis.

Interest and Other Expenses

Interest income decreased 52.4% to $22.2 million in the year ended December 31, 2002 from $46.6 million in 2001, as a result of lower short term interest rates in 2002 and a lower average investment balance. Interest expense decreased 50.0% to $53.8 million in the year ended December 31, 2002 from $107.7 million in 2001, as a result of lower short term interest rates and lower average borrowings.

Because the proceeds from the March 2002 IPO of Alcon common shares were not used to redeem the Alcon preferred shares held by Nestlé until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during that period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred.

Other, net, for the year ended December 31, 2002 reflected a $1.2 million gain on the sale of a marketable equity investment acquired as a result of the Summit acquisition. An impairment loss of $9.1 million was recorded in 2001 on this investment.

Income Tax Expense

Income tax expense increased 6.2% to $210.6 million in the year ended December 31, 2002 from $198.3 million in 2001, mainly due to higher earnings. The effective tax rate decreased to 31.1% in the year ended December 31, 2002 from 38.6% in 2001 mainly due to a larger portion of our earnings relating to jurisdictions with lower tax rates than in 2001, tax settlements and the impact of implementing FASB Statement 142.

Net Earnings

Net earnings increased 47.9% to $466.9 million in the year ended December 31, 2002 from $315.6 million in 2001. Excluding the impact of certain expenses for:

- changes to an employee deferred compensation plan of $10.4 million, net of income taxes, SKBM® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.5 million, net of income taxes in 2002, and

- adjusting 2001 for the impact of goodwill amortization of $40.2 million, net of income taxes, to reflect the 2002 change in accounting method and impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit of $6.1 million, net of income taxes,

proforma net earnings increased 35.0% to $488.7 million for the year ended December 31, 2002 from $361.9 million in 2001.

Actual to Proforma Reconciliation

(in millions)	2002	2001
Net earnings, as reported	$ 466.9	$ 315.6
Certain expenses:		
2002 expense for changes to employee deferred compensation plan	16.6	—
2002 estimated impact of IPO proceeds on net interest expense	(9.5)	—
2002 expense for *SKBM*® recall and termination	25.9	—
2001 impairment loss on a marketable equity investment	—	9.1
Add back 2001 goodwill amortization for 2002 change in accounting method under FASB Statement 142	—	42.5
Income tax effects of above items	(11.2)	(5.3)
Proforma net earnings	$ 488.7	$ 361.9

Year ended December 31, 2001 compared to year ended December 31, 2000

Sales

Global: Sales increased 7.6% to $2,747.7 million in the year ended December 31, 2001 from $2,553.6 million in 2000, mainly due to a weighted growth of 9.2% in unit volume (excluding the Summit acquisition) and offset in part by a 3.5% negative currency impact due to the strength of the U.S. dollar compared to most major currencies. The Summit acquisition contributed 1.6 percentage points of the 2001 growth. At a constant exchange rate and excluding the impact of the Summit acquisition, sales increased by 9.5% during this period. Our pharmaceutical sales during this period experienced growth of 11.0%, driven by increased sales of our key pharmaceutical products and the launch of *TRAVATAN.*® Sales of surgical products and contact lens care and other vision care products grew 7.4% and 1.9%, respectively, during the period. Our surgical sales for the year ended December 31, 2001 included twelve months of sales of refractive products and related fees while our surgical sales for 2000 only included sales of refractive products from July 7, 2000 to December 31, 2000, as a result of the Summit acquisition.

United States: Sales by Alcon United States increased 9.8% to $1,464.6 million in the year ended December 31, 2001 from $1,333.4 million in 2000, principally from increases in unit volume (excluding the Summit acquisition) and a 2.4% increase in sales as a result of the Summit acquisition. Pharmaceutical sales by Alcon United States increased 13.4% to $582.9 million in the year ended December 31, 2001 to $513.9 million in 2000, with strong performance across major products, including *TobraDex,*® *Patanol,*® *Ciloxan*® and *Cipro*® HC Otic, and the launch of *TRAVATAN.*® Surgical product sales by Alcon United States rose 8.6% to $639.7 million in the year ended December 31, 2001 from $589.2 million in 2000, mainly due to the Summit acquisition, but partially offset by weaker refractive sales during the second half of 2001, and growth of 3.4% in sales of cataract and vitreoretinal products, mostly arising from increases in market share. Contact lens care and other vision care product sales by Alcon United States increased 5.1% to $242.0 million in the year ended December 31, 2001 from $230.3 million in 2000. Most of this growth in contact lens care product sales resulted from market share gains by *OPTI-FREE*® *EXPRESS*® *NoRub,*™ partially offset by declines in sales of our daily and enzymatic contact lens care products.

International: Sales by Alcon International increased 5.2% to $1,283.1 million in the year ended December 31, 2001 from $1,220.2 million in 2000, mainly due to a strong increase in unit volumes (excluding the Summit acquisition) that was largely offset by a 7.4% decline due to negative currency fluctuations from the strengthening of the U.S. dollar against most major currencies. At a constant exchange rate and excluding the Summit acquisition, sales outside of the United States increased 11.8%, driven largely by growth across all major European countries, Canada, Taiwan and Brazil in addition to developing countries in Eastern Europe and Asia. Pharmaceutical sales by Alcon International increased 7.0% (or 13.5% excluding the impact of currency fluctuations) to $344.9 million in the year ended December 31, 2001 from $322.3 million in 2000, mainly due to the registration and launch of *Azopt* ® in additional countries and to a lesser extent due to growth in sales of *TobraDex.* ® Surgical product sales by Alcon International increased 6.4% (or 14.2% excluding the impact of currency fluctuations) to $718.0 million in the year ended December 31, 2001 from $674.7 million in 2000 as a result of increases in sales of cataract products, particularly *AcrySof* ® single-piece intraocular lenses, *Custom Paks* ® and viscoelastics, which are viscous liquids used to maintain the shape of the eye during surgery, and vitreoretinal products, together with additional sales associated with our acquisition of Summit, which accounted for almost half of the growth. Contact lens care and other vision care products sales by Alcon International declined 1.3% (but would have risen 6.3% on a constant currency basis) to $220.2 million in the year ended December 31, 2001 from $223.2 million in 2000 reflecting negative currency fluctuations, which were largely offset by increased sales of *OPTI-FREE* ® multi-purpose disinfecting solution in Japan. In most markets outside of Japan, the contact lens care market declined as consumers continued to convert to frequent replacement lenses and one-step multi-purpose disinfecting solutions, which sharply reduced sales of enzymatic and other daily cleaners.

Gross Profit

Gross profit increased 8.1% to $1,949.4 million in the year ended December 31, 2001 from $1,803.9 million in 2000, resulting in an increase in gross profit as a percentage of sales to 70.9% in the year ended December 31, 2001 from 70.6% in 2000. This increase in gross margin was due mainly to strong sales of our pharmaceutical products and intraocular lenses and lower average manufacturing costs per unit, which offset the negative currency impact of the strengthening of the U.S. dollar during the last three quarters of 2001.

Operating Expenses

Selling, general and administrative expenses increased 11.4% to $953.7 million in the year ended December 31, 2001 from $855.8 million in 2000. This increase was due mainly to an increase in the size of our sales force, principally in the second half of 2001, in connection with the launch of *TRAVATAN* ® and other expenses related to this launch and more frequent use of direct-to-consumer advertising campaigns. Research and development expenses increased 17.7% to $289.8 million in the year ended December 31, 2001 from $246.3 million in 2000, excluding our write-off of in-process research and development of $18.5 million in 2000 as a result of the Summit acquisition. This increase represented continued investment across all major therapeutic areas. Amortization of intangible assets increased 35.3% to $117.0 million in the year ended December 31, 2001 from $86.5 million in 2000. Amortization of intangible assets arising as a result of the acquisition of Summit (totaling approximately $72.0 million in 2001 and $36.0 million in 2000) is primarily responsible for this increase.

Operating Income

Operating income decreased 1.3% to $588.9 million in the year ended December 31, 2001 from $596.8 million in 2000 and decreased as a percentage of sales to 21.4% from 23.4% mainly due to increased selling expenses, research and development expenses and amortization.

Alcon United States business segment operating income increased 3.2% to $544.7 million in the year ended December 31, 2001 from $527.7 million in 2000. This increase was due mainly to improved gross margins and control of general and administrative expenses, which were partially offset by additional amortization expenses associated with the Summit acquisition, an increase in the size of our sales force and higher marketing expenditures.

Alcon International business segment operating income increased 5.6% to $405.9 million in the year ended December 31, 2001 from $384.4 million in 2000, reflecting higher gross margins and improved cost controls.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with U.S. GAAP. Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 and 2000 has been restated on a U.S. GAAP basis.

Interest and Other Expenses

Interest income increased 5.7% to $46.6 million in the year ended December 31, 2001 from $44.1 million in 2000, due to higher levels of short term investments. Interest expense increased 24.8% to $107.7 million in the year ended December 31, 2001 from $86.3 million in 2000, mainly due to increased expense (totaling approximately $60.0 million in 2001 and $33.0 million in 2000) arising from higher borrowings used to finance the Summit acquisition. The foreign currency impact decreased to a $4.8 million loss in the year ended December 31, 2001 from a $0.1 million gain in 2000. Other, net for the year ended December 31, 2001 included a $9.1 million impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit.

Income Tax Expense

Income taxes declined 11.1% to $198.3 million in the year ended December 31, 2001 from $223.0 million in 2000 as a result of the taxation of a larger portion of our earnings in jurisdictions with lower tax rates, thereby reducing our effective tax rate to 38.6% during 2001 from 40.2% during 2000.

Net Earnings

Net earnings decreased 4.9% to $315.6 million in the year ended December 31, 2001 from $331.7 million in 2000. Excluding the impact of interest and amortization expense related to the acquisition of Summit, net of taxes, proforma net earnings would have increased by 7.7% in 2001 from 2000.

Actual to Proforma Reconciliation

(in millions, except percentages)	2001	2000	2001 Percent Increase (Decrease)
Net earnings, as reported	$ 315.6	$ 331.7	(4.9)%
Summit acquisition interest	60.0	33.0	
Summit acquisition amortization	72.0	36.0	
Income tax effects of above items	(36.5)	(19.0)	
Proforma net earnings	$ 411.1	$ 381.7	7.7%

Sales by Quarter

The following table sets forth our sales by quarter since 2000.

(in millions)	Unaudited 2002	2001	2000
First	$ 707	$ 655	$ 610
Second	809	746	699
Third	744	676	608
Fourth	749	671	637
Total	$ 3,009	$ 2,748	$ 2,554

Our quarterly sales trends reflect seasonality in several products, including ocular allergy products and *Cipro*® HC Otic, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase during the fourth quarter of 2002 compared to third quarter was driven by a strong performance in our International business, primarily in the surgical product line. Sales of selected products increased in the second quarter of 2000 due to promotional activities, which resulted in increased wholesaler inventory levels and decreased wholesaler purchases of these products in the third quarter of 2000. In the fourth quarter of 2000, we experienced an increase in wholesaler inventory levels, which we believe was due to expected price increases in 2001.

Liquidity and Capital Resources

Cash and Investment Availability

At December 31, 2002, we had approximately $1.034 billion in cash and cash equivalents and investments, a $168 million decrease from December 31, 2001. This decrease reflects uses of cash for financing activities of $752.7 million and investing activities of $126.9 million in excess of cash provided by operations of $701.4 million during 2002.

IPO—Related Activities

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30 million, and, under the separation agreement, Nestlé's German subsidiary sold it back to us effective January 1, 2002, for approximately $42 million. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

On March 20, 2002, Alcon made a payment to Nestlé of $1,243.4 million for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term debt. The entire payment was considered a dividend under Swiss law.

In February 2002, prior to the IPO, Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 million on May 29, 2002. No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the year ended December 31, 2002 would have been less than reported:

	Proforma	As Reported
Basic earnings per common share	$ 1.51	$ 1.54
Diluted earnings per common share	$ 1.51	$ 1.53
Basic weighted average common shares	305,878,040	301,482,834
Diluted weighted average common shares	306,906,985	302,511,780

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0 million, after offering expenses and taxes, and were used to redeem the preferred shares on May 29, 2002.

Net proceeds of $219.1 million, after offering expenses and taxes from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

Preferred Shares of Subsidiary

In May of 2000 Alcon Holdings, Inc. (AHI), a wholly owned subsidiary of Alcon, issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002 Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1.997 billion Swiss francs. Alcon also contributed to AHI, as capital in kind, all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 million Swiss francs for the 20,000 preferred shares, which were immediately retired, and accrued dividends. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9 million.

Other Financing Activities

In 2002, the Board of Directors approved the purchase of up to 2,000,000 Alcon shares to satisfy the exercise of stock options granted to employees. During 2002, Alcon purchased 193,500 treasury shares on the market for $7.9 million.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our Board of Directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2002 operations of CHF 0.45 per common share, or approximately $0.33 per common share, totaling approximately $102 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 20, 2003, will be paid on or about June 4, 2003.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2002 was $126.9 million, including $120.9 million of capital expenditures related to improvements in our manufacturing facilities and other infrastructure. During this period, we also acquired intangible assets at a cost of $2.8 million. Our annual capital expenditures over the last three years were $120.9 million in 2002, $127.4 million in 2001 and $117.1 million in 2000, principally to expand and upgrade our manufacturing facilities.

In 2002 Alcon commenced construction of a $58 million expansion of its research and development facilities in Fort Worth, Texas, which is planned to continue through 2003. The company also began a three-year expansion of its intraocular lens manufacturing facility in Huntington, West Virginia. Additional expenditures were made to upgrade and add capacity to other manufacturing facilities including those in Puurs, Belgium, Kaysersberg, France and Houston, Texas. We had capital expenditure commitments of $20.0 million at December 31, 2002, to expand and upgrade our manufacturing facilities and other infrastructure. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

Capital Resources

We expect to meet our current liquidity needs, including the approximately CHF 139 million (or approximately $102 million) anticipated dividend payment, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through sales of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted.

Credit and Commercial Paper Facilities

As of December 31, 2002, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.8 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2002, $1,377.4 million of the commercial paper was outstanding at an average interest rate of 1.34% before fees. Related to this short term, floating interest rate borrowing, we have entered two $25.0 million interest rate swaps which have a net effect of fixing the interest rate of a portion of the outstanding amount at an average rate of 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($42.0 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $279.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2002, $117.2 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $503.9 million under which there was an aggregate outstanding balance of $278.2 million. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($135.9 million); Mitsui-Sumitomo Bank ($71.4 million); Mizuho Bank ($63.0 million); and BBL ($42.4 million). The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 5.0% at December 31, 2002.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or under stated.

Inventory Reserves: The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets," requires us to assess the recoverability of goodwill, which represents the excess of purchase price over fair value of net assets acquired, annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

· significant underperformance relative to expected historical or projected future operating results;
· significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
· significant negative industry or economic trends; and
· significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangibles assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities may ultimately differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates. Accordingly, our effective tax rate in a given financial statement period may materially change.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 16 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations, in part, through loans, we are exposed to interest rate risks. At December 31, 2002, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount range from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

In-Process Research and Development

In connection with our acquisition of Summit, we immediately expensed $18.5 million of the Summit purchase price in the third quarter of 2000, representing amounts for in-process research and development, which we refer to as IPR&D, estimated at fair value. The expensed IPR&D represented the value of the *Custom Cornea®* project that had not yet reached technological or commercial feasibility and for which the assets to be used in such project had no alternative future use.

Custom Cornea® technology is designed to take advanced eye measurements from an aberrometer to determine the more subtle errors of the human visual optical system and combine this with the use of the *LADARVision®* 4000 laser and software, to define a customized pattern of ablations, which are removals of corneal tissue. At the acquisition date, costs to complete these research and development efforts were expected to be $1.3 million. The estimated stage of completion at acquisition was 85%.

In October 2002 the U.S. Food and Drug Administration (FDA) approved Alcon's customized wavefront-guided laser eye surgery that uses the *Custom Cornea®* technology. Initial shipments of our *LADARWave®* product, which allows the use of this technology in conjunction with Alcon's *LADARVision®* laser to perform custom ablation, began in the fourth quarter of 2002. Clinical trials are ongoing for the treatment of myopic astigmatism, hyperopia with and without astigmatism and other ocular irregularities.

We expect to fund all research and development efforts, including acquired IPR&D, from cash flows from operations.

New Accounting Standards

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement supersedes earlier guidance issued by the Emerging Issues Task Force. Statement 146 also establishes that fair value is the objective for initial measurement of the liability. Statement 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of this Statement to have a material impact on results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 interprets FASB Statements No. 5, 57, and 107. Interpretation 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded.

This Interpretation does not apply to certain guarantee contracts: residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale. Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

a. Product warranties;
b. Guarantees that are accounted for as derivatives;
c. Guarantees that represent contingent consideration in a business combination;
d. Guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability);
e. An original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring;
f. Guarantees issued between either parents and their subsidiaries or corporations under common control; or
g. A parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation.

The initial recognition and initial measurement provisions of Interpretation 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981—the effective date of Interpretation 34. We do not expect the adoption of this Interpretation to have a material impact on our results of operations or financial position. The disclosure provisions were applied in the preparation of the accompanying consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Statement 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Alcon has elected to account for stock-based compensation using this intrinsic method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As long as Alcon continues using Opinion 25, only the disclosure provisions of Statement 148 will apply to Alcon. The disclosure provisions were applied in the preparation of the accompanying consolidated financial statements.

During 2002, this Emerging Issues Task Force discussed EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and proposed changes to the abstract. The EITF generally addressed certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.

In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.

This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement.

We do not expect that the final consensus on this Issue will have a material impact on our results of operations or financial position.

Report of Independent Auditors

To the Board of Directors and Shareholders of Alcon, Inc.

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

Fort Worth, Texas
January 31, 2003

Consolidated Balance Sheets

December 31,	2002	2001
(in millions, except share data)		
Assets		
Current assets:		
Cash and cash equivalents	$ 967.9	$ 1,140.5
Investments	66.3	61.9
Trade receivables, net	547.5	492.0
Inventories	412.3	379.5
Deferred income tax assets	128.7	128.8
Other current assets	88.2	48.5
Total current assets	2,210.9	2,251.2
Property, plant and equipment, net	679.1	643.8
Intangible assets, net	392.8	467.0
Goodwill	549.8	541.2
Long term deferred income tax assets	90.1	116.7
Other assets	47.1	50.9
Total assets	$ 3,969.8	$ 4,070.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 117.0	$ 108.6
Short term borrowings	1,772.8	805.5
Current maturities of long term debt	23.1	29.4
Other current liabilities	659.4	667.1
Total current liabilities	2,572.3	1,610.6
Long term debt, net of current maturities	80.8	697.4
Long term deferred income tax liabilities	85.8	104.0
Other long term liabilities	256.6	269.2
Contingencies (note 17)		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share, 336,975,000 shares authorized, 309,231,699 shares issued and 309,032,167 shares outstanding at December 31, 2002; 300,000,000 shares authorized, issued and outstanding at December 31, 2001	42.5	42.9
Additional paid-in capital	508.5	592.0
Accumulated other comprehensive loss	(16.4)	(110.8)
Deferred compensation	(15.2)	—
Retained earnings	463.0	865.5
	982.4	1,389.6
Less treasury shares, at cost; 199,532 shares at December 31, 2002; and no shares at December 31, 2001	(8.1)	—
Total shareholders' equity	974.3	1,389.6
Total liabilities and shareholders' equity	$ 3,969.8	$ 4,070.8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

Years ended December 31,	2002	2001	2000
(in millions, except share data)			
Sales	$ 3,009.1	$ 2,747.7	$ 2,553.6
Cost of goods sold	892.7	798.3	749.7
Gross profit	2,116.4	1,949.4	1,803.9
Selling, general and administrative	1,014.7	953.7	855.8
Research and development	323.5	289.8	246.3
In process research and development	—	—	18.5
Amortization of intangibles	74.5	117.0	86.5
Operating income	703.7	588.9	596.8
Other income (expense):			
Gain (loss) from foreign currency, net	4.2	(4.8)	0.1
Interest income	22.2	46.6	44.1
Interest expense	(53.8)	(107.7)	(86.3)
Other	1.2	(9.1)	—
Earnings before income taxes	677.5	513.9	554.7
Income taxes	210.6	198.3	223.0
Net earnings	$ 466.9	$ 315.6	$ 331.7
Basic earnings per common share	$ 1.54	$ 1.05	$ 1.11
Diluted earnings per common share	$ 1.53	$ 1.05	$ 1.11
Basic weighted average common shares	301,482,834	300,000,000	300,000,000
Diluted weighted average common shares	302,511,780	300,000,000	300,000,000

See accompanying notes to consolidated financial statements.

Consolidated
Statements of Shareholders' Equity and Comprehensive Income

	Common stock		Additional paid-in capital	Accumulated other compre-hensive income (loss)	Deferred compen-sation	Retained earnings	Treasury shares	Total
	Number of shares outstanding	Amount						
(in millions, except share data)								
Balance, January 1, 2000	300,000,000	$ 42.9	$ 592.0	$ (71.2)	$ —	$ 230.4	$ —	$ 794.1
Comprehensive income:								
Net earnings	—	—	—	—	—	331.7	—	331.7
Unrealized losses on investments	—	—	—	(7.0)	—	—	—	(7.0)
Foreign currency translation adjustments	—	—	—	(13.2)	—	—	—	(13.2)
Total comprehensive income								311.5
Dividends on common shares	—	—	—	—	—	(4.2)	—	(4.2)
Balance, December 31, 2000	300,000,000	42.9	592.0	(91.4)	—	557.9	—	1,101.4
Comprehensive income:								
Net earnings	—	—	—	—	—	315.6	—	315.6
Unrealized gains on investments	—	—	—	0.4	—	—	—	0.4
Impairment loss on investment	—	—	—	7.3	—	—	—	7.3
Foreign currency translation adjustments	—	—	—	(27.1)	—	—	—	(27.1)
Total comprehensive income								296.2
Dividends on common shares	—	—	—	—	—	(8.0)	—	(8.0)
Balance, December 31, 2001	300,000,000	42.9	592.0	(110.8)	—	865.5	—	1,389.6
Comprehensive income:								
Net earnings	—	—	—	—	—	466.9	—	466.9
Unrealized losses on investments	—	—	—	(1.6)	—	—	—	(1.6)
Unrealized losses on cash flow hedges	—	—	—	(5.8)	—	—	—	(5.8)
Foreign currency translation adjustments	—	—	—	101.8	—	—	—	101.8
Total comprehensive income								561.3
Conversion of common shares to preferred shares	(69,750,000)	(10.0)	(2,178.0)	—	—	—	—	(2,188.0)
Initial public offering	76,725,000	9.3	2,398.8	—	—	—	—	2,408.1
Options exercised	91,000	—	3.3	—	—	—	—	3.3
Treasury shares acquired	(199,532)	—	—	—	—	—	(8.1)	(8.1)
Conversion of employee plan	2,165,699	0.3	70.3	—	(37.3)	—	—	33.3
Compensation expense	—	—	—	—	22.1	—	—	22.1
Dividends and accretion of discount on preferred shares of subsidiary	—	—	—	—	—	(3.9)	—	(3.9)
Dividends on common shares	—	—	(377.9)	—	—	(865.5)	—	(1,243.4)
Balance, December 31, 2002	309,032,167	$ 42.5	$ 508.5	$ (16.4)	$ (15.2)	$ 463.0	$ (8.1)	$ 974.3

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2002	2001	2000
(in millions)			
Cash provided by (used in) operating activities:			
Net earnings	$ 466.9	$ 315.6	$ 331.7
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation	92.0	78.3	74.2
Amortization of intangibles	74.5	117.0	86.5
Amortization of deferred compensation	22.1	—	—
Deferred income taxes	5.0	(2.4)	4.4
In process research and development	—	—	18.5
(Gain) loss on sale of assets	6.7	1.4	(1.5)
Changes in operating assets and liabilities:			
Trade receivables	(27.5)	(27.6)	(54.6)
Inventories	(3.3)	(57.4)	(31.2)
Other assets	28.6	31.0	(16.6)
Accounts payable and other current liabilities	26.1	58.0	(16.2)
Other long term liabilities	10.3	29.8	35.7
Net cash from operating activities	**701.4**	**543.7**	**430.9**
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	1.5	4.2	107.9
Purchases of property, plant and equipment	(120.9)	(127.4)	(117.1)
Purchase of intangible assets	(2.8)	(10.9)	—
Net purchases of investments	(4.7)	(15.2)	(38.1)
Acquisitions, net of cash acquired	—	—	(863.0)
Net cash from investing activities	**(126.9)**	**(149.3)**	**(910.3)**
Cash provided by (used in) financing activities:			
Proceeds from issuance of long term debt	0.9	42.2	612.8
Net proceeds (repayment) from short term debt	951.4	(194.8)	307.3
Dividends on common shares	(1,243.4)	(8.0)	(4.2)
Repayment of long term debt	(630.4)	(37.7)	(32.9)
Proceeds from public sale of common shares	2,408.1	—	—
Redemption of preferred shares	(2,188.0)	—	—
Proceeds from sale of common stock to employees	3.3	—	—
Acquisition of treasury shares	(7.9)	—	—
Proceeds from sale of preferred shares of subsidiary	1,362.5	—	—
Redemption of preferred shares of subsidiary	(1,364.4)	—	—
Dividends on preferred shares of subsidiary	(2.0)	—	—
Other	(42.8)	42.8	—
Net cash from financing activities	**(752.7)**	**(155.5)**	**883.0**
Effect of exchange rates on cash and cash equivalents	5.6	(10.4)	(2.1)
Net increase (decrease) in cash and cash equivalents	(172.6)	228.5	401.5
Cash and cash equivalents, beginning of year	1,140.5	912.0	510.5
Cash and cash equivalents, end of year	**$ 967.9**	**$ 1,140.5**	**$ 912.0**
Supplemental disclosure of cash flow information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 53.4	$ 111.6	$ 85.6
Income taxes	$ 210.6	$ 146.1	$ 192.7

See accompanying notes to consolidated financial statements.

Notes

to Consolidated Financial Statements

(in millions, except share data)

(1) Initial Public Offering

At December 31, 2001, Alcon, Inc., a Swiss corporation (Alcon), was a wholly owned subsidiary of Nestlé S.A. (Nestlé). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the IPO) of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term borrowings. The entire payment was considered a dividend under Swiss law.

On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds was utilized to repay $712.1 in short term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' overallotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(2) Summary of Significant Accounting Policies and Practices

(a) Description of Business: The principal business of Alcon and all of its subsidiaries (collectively, the Company) is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation: The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Actual results could differ from those estimates.

(d) Foreign Currency: The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents: Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories: Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments: Investments consist of equity and fixed income securities classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale investments that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

(h) Financial Instruments: The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

The Company periodically uses foreign currency forward contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of local currencies for specified foreign

currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive loss in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment: Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets which are as follows:

Land improvements	25 years
Buildings and improvements	12–50 years
Machinery, other equipment and software	3–12 years

(j) Goodwill and Intangible Assets, Net: Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Alcon did not record an impairment loss as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Prior to 2002, goodwill, which represents the excess of purchase price over fair value of net assets acquired, was amortized on a straight-line basis over the expected periods to be benefited, which were 10 to 20 years.

Intangible assets, net, consist of customer base, trademarks and patents, and licensed technology. The cost of other intangible assets is amortized straight line over the estimated useful lives of the respective assets, which are 5 to 20 years.

(k) Impairment: Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans: The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Past service costs are generally charged to income systematically over the remaining expected service lives of participating employees.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m) Revenue Recognition: The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for refractive laser system sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns. The Company recognizes revenue on refractive laser system equipment sales when the customer takes title and assumes risk of loss and when installation and training have been completed. Per procedure license fees related to refractive laser systems are recognized in the period when the procedure is performed. Estimated costs for warranty are recorded in cost of goods sold when the related equipment revenue is recognized.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101.

(n) Research and Development: Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative: Advertising costs are expensed as incurred. Advertising costs amounted to $99.7, $96.0 and $83.4 in 2002, 2001 and 2000, respectively.

Shipping and handling costs amounted to $37.0, $33.5 and $31.2 in 2002, 2001 and 2000, respectively.

(p) Income Taxes: The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends to Alcon do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share: Basic earnings per common share were computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the relevant period. Earnings available to common shareholders were determined by deducting dividends and accretion of discount on preferred shares of subsidiary from net earnings. In 2002, diluted weighted average common shares reflects the potential dilution using the treasury stock method that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested. There were no dilutive securities outstanding in 2001 and 2000.

A reconciliation of net earnings to earnings available to common shareholders for 2002 follows:

Net earnings	$ 466.9
Dividends and accretion of discount on preferred shares of subsidiary	(3.9)
Earnings available to common shareholders	$ 463.0

The following table reconciles the weighted average shares of the basic and diluted per-share computations for 2002.

Basic weighted average common shares outstanding	301,482,834
Effect of dilutive securities:	
Employee stock options	303,665
Contingent restricted common shares	725,281
Diluted weighted average common shares outstanding	302,511,780

(r) Comprehensive Income: Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and unrealized losses on cash flow hedges and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Stock Based Compensation: The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

	2002
Net earnings, as reported	$ 466.9
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax benefits	(15.2)
Pro forma net earnings	$ 451.7
Earnings per common share:	
Basic—as reported	$ 1.54
Basic—pro forma	$ 1.49
Diluted—as reported	$ 1.53
Diluted—pro forma	$ 1.48

(t) Warranty Reserves: The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated at the date of sale and amortized over the warranty period. Such costs are estimated based on actual cost experience. The reserves to satisfy warranty obligations were $6.4 at December 31, 2002 and 2001.

(u) Reclassifications: Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(3) Recently Adopted Accounting Standards

Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets."

Goodwill and Other Intangible Assets: Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Alcon did not record an impairment as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Intangible assets subject to amortization:

	December 31, 2002		December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Licensed technology	$ 508.3	$ (207.0)	$ 502.0	$ (151.6)
Other	184.2	(92.7)	182.2	(70.5)
	$ 692.5	$ (299.7)	$ 684.2	$ (222.1)

Year ended December 31,	2002	2001	2000
Aggregate amortization expense related to intangible assets	$ 74.5	$ 74.5	$ 59.4

In connection with a voluntary recall and termination of the SKBM® microkeratome product line, a $5.9 impairment loss on intangible assets was recorded as amortization in 2002.

Estimated Amortization Expense:	
For year ended December 31, 2003	$ 66.7
For year ended December 31, 2004	$ 62.5
For year ended December 31, 2005	$ 60.7
For year ended December 31, 2006	$ 54.6
For year ended December 31, 2007	$ 51.4

Alcon recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2001	$ 338.4	$ 202.8	$ 541.2
Amounts reclassified to goodwill from intangibles	3.2	1.7	4.9
Reclassified balance, December 31, 2001	341.6	204.5	546.1
Impact of changes in foreign exchange rates	—	3.7	3.7
Balance, December 31, 2002	$ 341.6	$ 208.2	$ 549.8

Statement 142 requires disclosure of net earnings, assuming the exclusion of amortization expense recognized in the periods for goodwill and intangible assets that will no longer be amortized, and changes in amortization periods for intangible assets that will continue to be amortized.

Year ended December 31,	2002	2001	2000
Reported net earnings	$ 466.9	$315.6	$ 331.7
Add back—goodwill amortization, net of income taxes	—	40.2	24.8
Adjusted net earnings	$ 466.9	$355.8	$ 356.5
Basic earnings per share:			
Reported net earnings	$ 1.54	$ 1.05	$ 1.11
Add back—goodwill amortization, net of income taxes	—	0.13	0.08
Adjusted net earnings	$ 1.54	$ 1.18	$ 1.19
Diluted earnings per share:			
Reported net earnings	$ 1.53	$ 1.05	$ 1.11
Add back—goodwill amortization, net of income taxes	—	0.13	0.08
Adjusted net earnings	$ 1.53	$ 1.18	$ 1.19

Long Lived Assets: The adoption of Statement 144 did not have a material impact on either the results of operations or the financial position of Alcon.

(4) Cash Flows—Supplemental Disclosure of Non-cash Financing Activities

(a) On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

(b) In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the financial statements were to:

· decrease other current liabilities by $10.9
· decrease other long term liabilities by $23.3
· increase common stock and additional paid-in capital by $71.5
· decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $22.1, which was charged against earnings in year ended December 31, 2002 and was reflected as an adjustment in net cash from operating activities.

(c) During year ended December 31, 2002, Alcon acquired 6,032 treasury shares totaling $0.2 when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 13.

(5) Summit Acquisition

On July 7, 2000, the Company purchased substantially all of the outstanding stock and options of Summit Autonomous Inc. (Summit) for a total purchase price of $948.0 including acquisition costs. Summit manufactures, sells and services excimer laser systems and related products which correct vision disorders. The Company accounted for the acquisition using the purchase method. Under the purchase method, the Company allocated the purchase price to the identified assets (including tangible and intangible assets), in process research and development (IPR&D) and liabilities based on their respective fair values. The excess of the purchase price over the value of the identified assets, IPR&D and liabilities was recorded as goodwill.

Acquired IPR&D of $18.5 related to the LADARWave™ Custom Cornea® Wavefront System project was expensed immediately, resulting in a noncash charge to 2000

earnings, since the project had not reached technological feasibility and the assets to be used in such project had no alternative future use. The value of the IPR&D was determined by an independent appraiser.

Summit, VISX, Incorporated and certain of their affiliates (including Pillar Point Partners, a partnership between affiliates of Summit and VISX) were involved in a number of antitrust lawsuits which, among other things, alleged price-fixing in connection with per-procedure patent royalties charged by Summit and VISX. These suits were settled in July 2001 for $25.0. This settlement was accrued on the July 7, 2000 balance sheet of Summit.

Summit and certain of its present and former officers were defendants in two class action shareholder suits claiming, among other things, violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These suits were settled for $10.0 during the fourth quarter of 2000. This settlement was accrued on the July 7, 2000 balance sheet of Summit.

(6) Supplemental Balance Sheet Information

December 31,	2002	2001
Cash and Cash Equivalents		
Cash	$ 47.1	$ 45.8
Cash equivalents—Nestlé	—	1,094.0
Cash equivalents—Other	920.8	0.7
	$ 967.9	$1,140.5

Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months. At December 31, 2001, certain cash equivalents were on deposit with Nestlé subsidiaries, bearing interest of LIBOR plus a margin, and had original maturities of less than three months.

December 31,	2002	2001
Trade Receivables, Net		
Trade receivables	$ 580.5	$ 516.0
Allowance for doubtful accounts	33.0	24.0
	$ 547.5	$ 492.0

Bad debt expense for the years ended December 31, 2002, 2001 and 2000 was $8.9, $11.9 and $3.1, respectively. The allowance for doubtful accounts at the beginning of 2001 and 2000 was $20.3 and, $17.0, respectively. Charge-offs (recoveries), net, for the years ended December 31, 2002, 2001 and 2000 were $ (0.1), $8.2 and $(0.2), respectively.

December 31,	2002	2001
Inventories		
Finished products	$ 245.0	$ 219.8
Work in process	34.0	36.2
Raw materials	133.3	123.5
	$ 412.3	$ 379.5

December 31,	2002	2001
Other Current Assets		
Prepaid expenses	$ 39.9	$ 18.4
Receivables from affiliates	0.3	1.3
Other	48.0	28.8
	$ 88.2	$ 48.5

December 31,	2002	2001
Property, Plant and Equipment, Net		
Land and improvements	$ 23.2	$ 21.5
Buildings and improvements	466.7	439.5
Machinery, other equipment and software	728.4	665.2
Construction in progress	46.2	38.4
	1,264.5	1,164.6
Accumulated depreciation	585.4	520.8
	$ 679.1	$ 643.8

Construction in progress at December 31, 2002 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2002 totaled $20.0.

December 31,	2002	2001
Other Current Liabilities		
Deferred income tax liabilities	$ 11.5	$ 14.8
Payables to affiliates	4.3	47.1
Accrued payroll	183.0	159.0
Accrued taxes	224.9	214.0
Other	235.7	232.2
	$ 659.4	$ 667.1

December 31,	2002	2001
Other Long Term Liabilities		
Pension plans	$ 161.0	$ 146.8
Postretirement health care plan	41.4	32.1
Deferred compensation	32.2	65.7
Other	22.0	24.6
	$ 256.6	$ 269.2

(7) Short Term Borrowings

December 31,	2002	2001
Lines of credit	$ 240.6	$ 192.1
Commercial paper	1,377.4	—
From affiliates	117.2	565.4
Bank overdrafts	37.6	48.0
	$ 1,772.8	$ 805.5

At December 31, 2002, the Company had several unsecured line of credit agreements totaling $335.1 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 2002, 2001 and 2000. The weighted average interest rates at December 31, 2002 and 2001 were 6.6% and 6.3%, respectively. The amounts outstanding under these agreements at December 31, 2002 were due at various dates during 2003.

At December 31, 2002, the Company had a $2,000 commercial paper facility. At December 31, 2002, the outstanding balance carried an average interest rate of 1.34% before fees. Related to this short term, floating interest rate borrowing, the Company has entered into two $25.0 interest rate swaps that have a net effect of fixing the interest rate of a portion of the outstanding amount at 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2002 were either due on demand or at various dates during 2003. The weighted average interest rates at December 31, 2002 and 2001 were 3.6% and 2.9%, respectively. The unused portion under the line of credit agreements was $162.5 at December 31, 2002.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $168.8 at December 31, 2002. The weighted average interest rates on bank overdrafts at December 31, 2002 and 2001 were 9.5% and 7.4%, respectively, in local currency terms.

(8) Long Term Debt

December 31,	2002	2001
Long term debt—Nestlé affiliates	$ —	$ 600.0
License obligations	43.9	70.6
Bonds	45.6	39.6
Other	14.4	16.6
Total long term debt	103.9	726.8
Less current maturities of long term debt	23.1	29.4
Long term debt, net of current maturities	$ 80.8	$ 697.4

License obligations represented the present value of non-interest bearing future fixed payments through 2007 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (6.25% to 8.50%) at the time each license was obtained.

During January 2001, the Company's Japanese subsidiary issued bonds with interest at LIBOR (0.8% at December 31, 2002) due 2011. Such bonds were guaranteed by Nestlé for a fee of approximately $0.1 in 2002 and 2001.

Long term maturities for each of the next five years are $23.1 in 2003, $9.3 in 2004, $4.8 in 2005, $5.0 in 2006, and $5.1 in 2007.

Interest costs of $0.2, $2.2 and $2.3 in 2002, 2001 and 2000, respectively, were capitalized as part of property, plant and equipment.

(9) Income Taxes

The components of earnings before income taxes were:

	2002	2001	2000
Switzerland	$ 178.3	$ 267.7	$ 172.4
Outside of Switzerland	499.2	246.2	382.3
Earnings before income taxes	$ 677.5	$ 513.9	$ 554.7

Income tax expense (benefit) consisted of the following:

	2002	2001	2000
Current:			
Switzerland	$ 20.8	$ 26.9	$ 25.4
Outside of Switzerland	184.5	173.8	193.4
Total current	205.3	200.7	218.8
Deferred:			
Switzerland	3.7	3.2	2.5
Outside of Switzerland	1.6	(5.6)	1.7
Total deferred	5.3	(2.4)	4.2
Total	$ 210.6	$ 198.3	$ 223.0

A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2002	2001	2000
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	25.2	26.0	23.8
Nondeductible items	—	4.2	4.3
Other	(1.9)	0.6	4.3
Effective tax rate	31.1%	38.6%	40.2%

At December 31, 2002, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2003	$ 1.1
2004	0.6
2005	5.2
2006	3.0
2007	5.2
2008–2010	2.2
Indefinite	23.9
	$ 41.2

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2002 and 2001 were as follows:

December 31,	2002	2001
Deferred income tax assets:		
Trade receivables	$ 20.0	$ 16.7
Inventories	40.8	42.1
Other current assets	—	2.1
Other assets	37.1	30.2
Accounts payable and other current liabilities	67.7	61.3
Other liabilities	96.5	109.3
Net operating loss carryforwards	13.5	6.3
Gross deferred income tax assets	275.6	268.0
Valuation allowance	(10.8)	(4.6)
Total deferred income tax assets	264.8	263.4
Deferred income tax liabilities:		
Property, plant and equipment	47.8	35.4
Goodwill and intangible assets	71.7	90.4
Other	23.8	10.9
Total deferred income tax liabilities	143.3	136.7
Net deferred income tax assets	$ 121.5	$ 126.7

Based on the Company's historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2002. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $43.6 have not been provided on approximately $861.9 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely. Dividends to Alcon do not result in Swiss income taxes.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (e.g., prescription ophthalmic and otic drugs), (2) surgical equipment and devices, (e.g., cataract, vitreoretinal, and refractive) and (3) consumer eye care (e.g., contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP. Prior to 2002, the Company measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 and 2000 have been restated to a U.S. GAAP basis.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	2002	2001	2000
Sales			
United States	$ 1,632.6	$ 1,464.6	$ 1,333.4
International	1,376.5	1,283.1	1,220.2
Segments total	3,009.1	2,747.7	2,553.6
Manufacturing operations	—	—	—
Research and development	—	—	—
General corporate	—	—	—
U.S. GAAP total	$ 3,009.1	$ 2,747.7	$ 2,553.6
Operating Income			
United States	$ 675.3	$ 544.7	$ 527.7
International	428.1	405.9	384.4
Segments total	1,103.4	950.6	912.1
Manufacturing operations	(30.7)	(34.2)	(26.6)
Research and development	(302.0)	(270.2)	(239.3)
General corporate	(67.0)	(57.3)	(49.4)
U.S. GAAP total	$ 703.7	$ 588.9	$ 596.8
Depreciation and Amortization			
United States	$ 87.0	$ 96.6	$ 70.1
International	41.4	64.1	57.2
Segments total	128.4	160.7	127.3
Manufacturing operations	27.4	25.4	26.4
Research and development	7.3	7.4	6.7
General corporate	3.4	1.8	0.3
U.S. GAAP total	$ 166.5	$ 195.3	$ 160.7

(11) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are noted below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

	Sales			Property, Plant and Equipment	
	For the Year Ended December 31,			At December 31,	
	2002	2001	2000	2002	2001
United States	$ 1,632.6	$ 1,464.6	$ 1,333.4	$ 474.1	$ 463.1
Japan	271.7	284.8	309.4	5.4	5.2
Switzerland	19.6	16.2	14.7	7.0	4.1
Rest of World	1,085.2	982.1	896.1	192.6	171.4
Total	$ 3,009.1	$ 2,747.7	$ 2,553.6	$ 679.1	$ 643.8
Pharmaceutical	$ 1,089.5	$ 927.8	$ 836.2		
Surgical	1,438.5	1,357.7	1,263.9		
Contact lens care and other vision care	481.1	462.2	453.5		
Total	$ 3,009.1	$ 2,747.7	$ 2,553.6		

(12) Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company's Board of Directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company's common stock at a price set by the Board which may not be lower than the prevailing stock exchange price upon the grant of the option. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

The plan also provides that the Board may grant Stock Appreciation Rights (SARs) whereby the grantee may receive the appreciation in stock value over the grant price. The expense related to these SARs that is included in the Company's operating results for 2002 was $0.3.

In addition, under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion. See note 13 for additional information about this grant.

The Company applies the intrinsic value based method to account for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the pro forma impact of the fair value based method of accounting for stock-based employee compensation plans.

The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2002
Expected volatility	33.0%
Risk-free interest rate	4.75%
Expected lives	4 years
Dividend yield	1%

The status of the stock option awards as of December 31, 2002 and changes during the year then ended are presented below:

	Options	Weighted Average Exercise Price
Balance, December 31, 2001	—	$ —
Granted	7,226,108	33
Forfeited	(72,524)	33
Exercised	(91,000)	33
Balance, December 31, 2002	7,062,584	33
Options exercisable at year-end	132,681	
Weighted average fair value of options granted during the year	$ 10.03	

The following table summarizes information about fixed stock options as of December 31, 2002:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 33 to 35	7,062,584	9.25 years	$ 33	132,681	$ 33

At December 31, 2002, the Company had reserved 27,743,301 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

(13) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan payments were $19.1 and $16.1 for 2002 and 2001, respectively. The plan's liability was $29.5 and $74.5 at December 31, 2002 and 2001, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheet at December 31, 2002, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding for 2002. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan (DCP). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust.

(14) Financial Instruments

Foreign Currency Risk Management: A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on sustained cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Alcon seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effects of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. Alcon primarily utilizes forward exchange contracts which enable the Company to buy and sell foreign currencies

in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities denominated in U.S. dollars are remeasured at spot rates in effect on the balance sheet date. The effect of changes in spot rates is reported in foreign exchange gains and losses in other income (expense). The forward contracts are marked to fair value through foreign exchange gains and losses in other income (expense). Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not significant due to the short term nature of the contracts, which typically have average maturities at inception of less than one year.

The fair values of forward exchange contracts are reported in other current assets and other current liabilities. For foreign currency cash flow hedges, the amount of net gain/loss related to ineffectiveness was immaterial. The cash flow hedge derivative instruments have settlement dates within 2003 and cover a notional amount of $32.5, while the fair value hedge derivatives cover a notional amount of $337.0.

Interest Rate Risk Management: The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put principal capital at risk.

At December 31, 2002 and 2001, in connection with long term bonds, the Company had an interest rate swap fair value hedge outstanding in the notional amount of $42.0. At December 31, 2002, in connection with its commercial paper program, the Company had interest rate swap agreements outstanding in the notional amount of $50.0. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments: At December 31, 2002 and 2001, the Company's financial instruments included cash, cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash, cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt is based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

December 31,	2002		2001	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Cash and cash equivalents	$ 967.9	$ 967.9	$ 1,140.5	$ 1,140.5
Investments:				
Marketable equity	—	—	4.8	4.8
Fixed income	66.3	66.3	57.1	57.1
Trade receivables, net	547.5	547.5	492.0	492.0
Forward exchange contracts	6.7	6.7	—	—
Interest rate swaps	7.4	7.4	1.8	1.8
Liabilities:				
Accounts payable	117.0	117.0	108.6	108.6
Short term borrowings	1,772.8	1,772.8	805.5	805.5
Long term debt	103.9	106.8	726.8	832.0
Forward exchange contracts	3.0	3.0	3.8	3.8
Interest rate swaps	1.0	1.0	—	—

Investment amounts include net unrealized holding losses (gains) of $0.9 and $(0.7) at December 31, 2002 and 2001, respectively. During 2001, an impairment loss on a marketable equity investment of $9.1 was recorded in other nonoperating expenses ($5.7 net of tax).

Concentrations of Credit Risk: As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(15) Related Party Transactions

At December 31, 2002, Nestlé owned 74.5% of the outstanding common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2002, 2001 and 2000 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2002	2001	2000
Interest expense	$ 19.4	$ 80.8	$ 49.9
Interest income	$ 3.8	$ 37.6	$ 28.2

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30 and, under the separation agreement, Nestlé's German subsidiary sold it back to us effective January 1, 2002, for approximately $42. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

The Company had a minority interest in a finance company that was owned jointly with a Nestlé subsidiary. The investment was recorded using the equity method of accounting. During 2000, this investment was sold to a Nestlé subsidiary at book value for $76.4.

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.2, $0.6 and $0.6 in 2002, 2001 and 2000, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $1.0 in each of the three years ended December 31, 2002.

At December 31, 2001 and 2000, certain employees of the Company participated in a Nestlé stock option plan. The Company used the intrinsic-value method to account for the employees' participation in this plan. The impact of these options under the intrinsic-value method or the fair-value method was negligible.

Under the Nestlé stock option plan, the employees were granted options to purchase Nestlé common stock with an exercise price equal to the market value on the date of grant. The options had lives of five and seven years and vested after two and three years, respectively. The plan provided the employees with the option of taking cash for the intrinsic value or paying the exercise price and taking the stock of Nestlé. Since the participants had the option to take net settlement in cash, the plan was treated as a variable plan under the intrinsic-value method.

A summary of the options is as follows:

| | 2001 | | 2000 | |
	Shares (Actual)	Weighted Average Exercise Price (Actual CHF)	Shares (Actual)	Weighted Average Exercise Price (Actual CHF)
Outstanding at beginning of year	12,810	258.8	24,660	175.8
Granted	4,300	343.2	4,290	281.9
Exercised	—	—	(16,140)	138.3
Outstanding at end of year	17,110	280.0	12,810	258.8
Options exercisable at end of year	8,520	247.1	3,840	230.3
Weighted average fair value of options granted during the year (Actual U.S. $)	$ 55.83		$ 49.51	

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following assumptions, with respect to Nestlé: dividend yield of 1.2% in 2001 and 1.6% in 2000; volatility of 24% in 2001 and 22% in 2000; risk free interest rate of 4.9% and 6.5% in 2001 and 2000, respectively; and an expected term of five years.

Prior to the IPO, the remaining Alcon employee participating in the Nestlé stock option plan agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as other options issued under the plan.

(16) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $49.6, $45.4 and $40.3 in 2002, 2001 and 2000, respectively. The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The following table reconciles the changes in benefit obligations, fair value of plan assets, and funded status for the two-year period ending December 31, 2002:

	Pension benefits		Postretirement benefits	
	2002	2001	2002	2001
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 184.2	$ 154.4	$ 123.9	$ 120.3
Service cost	12.4	12.0	7.3	7.6
Interest cost	11.4	9.7	9.1	9.3
Benefits paid	(6.8)	(5.7)	(4.6)	(3.4)
Actuarial (gain)/loss	9.0	13.8	39.6	(9.9)
Benefit obligation at end of year	$ 210.2	$ 184.2	$ 175.3	$ 123.9
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 12.8	$ 8.1	$ 87.2	$ 97.8
Actual return on plan assets	1.3	(1.2)	(11.4)	(7.2)
Employer contribution	5.0	11.6	—	—
Benefits paid	(0.6)	(5.7)	(4.6)	(3.4)
Fair value of plan assets at end of year	$ 18.5	$ 12.8	$ 71.2	$ 87.2
Reconciliation of Funded Status to Balance Sheet Liability				
Funded status	$ (191.7)	$ (171.4)	$ (104.1)	$ (36.7)
Unrecognized prior service cost	—	—	3.8	4.3
Unrecognized actuarial (gain)/loss	30.7	24.6	58.9	0.3
Net amount recognized in other long term liabilities	$ (161.0)	$ (146.8)	$ (41.4)	$ (32.1)
Weighted-Average Assumptions as of December 31,				
Discount rate	3.0–6.5%	3.0–7.3%	6.75%	7.5%
Expected return on plan assets	3.0%	3.0%	8.75%	9.0%
Rate of compensation increase	5.0–9.0%	3.1–9.0%	N/A	N/A

	Pension benefits			Postretirement benefits		
	2002	2001	2000	2002	2001	2000
Components of Net Periodic Benefit Cost						
Service cost	$ 12.4	$ 12.0	$ 10.6	$ 7.3	$ 7.6	$ 6.7
Interest cost	11.4	9.7	7.9	9.1	9.3	8.1
Expected return on assets	(0.3)	(0.2)	(0.2)	(7.6)	(8.6)	(6.5)
Prior service cost amortization	—	—	0.7	0.5	0.5	2.7
Recognized actuarial loss	1.5	0.2	4.0	—	—	—
Net periodic benefit cost	$ 25.0	$ 21.7	$ 23.0	$ 9.3	$ 8.8	$ 11.0

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10% in 2003, declining to 4.5% in 2007 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 4.7	$ (3.7)
Effect on the postretirement benefit obligation	$ 31.6	$ (25.2)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2002, 2001 and 2000 were $3.8, $2.6 and $1.6, respectively.

(17) Commitments and Contingencies

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the final outcome of these contingencies are adequately covered by insurance and/or the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $43.1, $44.3 and $41.3 during 2002, 2001 and 2000, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year are as follows:

Year	Amount
2003	$ 26.1
2004	18.7
2005	15.1
2006	9.1
2007	6.3
Thereafter	24.2
Total minimum lease payments	$ 99.5

The Company has entered into various purchase commitments and license agreements, requiring future minimum royalties, through 2016. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional purchase obligations and future minimum royalties at December 31, 2002 were approximately $90.0. At December 31, 2002, the Company had guaranteed less than $5 of debt for certain customers.

(18) Preferred Shares of Subsidiary

In May of 2000 Alcon Holdings Inc. (AHI, a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002, Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1,997 Swiss francs. Alcon also contributed to AHI all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 Swiss francs for the 20,000 preferred shares, which were immediately retired, and accrued dividends. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9.

(19) Exit Activities

In 1998, the Company announced the closure of its manufacturing facility in Puerto Rico. As a result of this decision, the Company accrued in 1998 certain severance costs for approximately 300 affected employees based on the statutory requirements for severance. The facility was sold in December 2000. Virtually all of the severance costs were paid in 2000.

In 1999, the Company announced the closure of a manufacturing facility in St. Louis, which resulted in the accrual of severance costs for approximately 60 employees in 1999. These costs were paid in 2000. The severance expense is included in cost of goods sold in the consolidated statement of earnings.

Prior to the purchase of Summit in July 2000, the Company began assessing and formulating a plan to exit the leased facility which represented Summit's corporate headquarters. These actions resulted in the accrual of severance for approximately 180 employees and other costs, as well as lease payments on the vacated facility as of the acquisition date which was recorded as part of the purchase price of Summit. During the first half of 2001, the closure of this facility was completed and severance payments were made. The remaining lease costs will be paid out over the remaining lease term through 2005.

	Employee Termination Benefits	Other Exit Costs	Total
Balance, December 31, 1999	$ 7.4	$ —	$ 7.4
Accrued	—	—	—
Summit acquisition	10.5	2.8	13.3
Spending	(11.2)	—	(11.2)
Balance, December 31, 2000	6.7	2.8	9.5
Accrued	—	—	—
Spending	(6.7)	(0.2)	(6.9)
Balance, December 31, 2001	—	2.6	2.6
Spending	—	(0.7)	(0.7)
Balance, December 31, 2002	$ —	$ 1.9	$ 1.9

The exit cost accrual is included in other current liabilities in the accompanying consolidated balance sheets.

(20) Unaudited Quarterly Information

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2002				
Sales	$ 707	$ 809	$ 744	$ 749
Operating income	152	237	196	119
Net earnings	94	163	125	85
Basic earnings per common share	$ 0.33	$ 0.53	$ 0.41	$ 0.26
Diluted earnings per common share	0.33	0.53	0.41	0.26

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2001				
Sales	$ 655	$ 746	$ 676	$ 671
Operating income	152	176	138	123
Net earnings	85	103	71	57
Basic and diluted earnings per common share	$ 0.28	$ 0.34	$ 0.24	$ 0.19

Quarterly sales trends reflect the seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

Report of the Group Auditors
to the General Meeting of Alcon, Inc.

As group auditors, we have audited the consolidated financial statements (consolidated balance sheets and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries for the year ended December 31, 2002, as included in Item 18 of the Form 20-F of Alcon, Inc. and as included in the Annual Report on pages 60 to 80, and the Swiss disclosure requirements on page 82.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Zurich, Switzerland
January 31, 2003

Alcon, Inc. and Subsidiaries
Swiss Disclosure Requirements

(in millions of US dollars)

The consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002 have been prepared in accordance with US Generally Accepted Accounting Principles and are included in Item 18 of the Form 20-F of Alcon, Inc. and in the Annual Report on pages 60 to 80. Swiss law requires additional reporting disclosures and are included in the notes below.

(1) Significant Shareholders

Nestlé S.A. holds 74.46% of the common shares of Alcon, Inc. The remaining shares are publicly traded on the New York Stock Exchange since March 21, 2002. Alcon, Inc. is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2) Investment in Subsidiaries

The following is a list of Alcon, Inc.'s and subsidiaries major investments as of December 31, 2002. The consolidated ownership of each of these investments as of December 31, 2002 is 100%.

Name	Domicile	Activity	Issued share capital
Summit Autonomous Inc.	Massachusetts, USA	Holding	$ 0.1
Autonomous Technologies Corporation	Delaware, USA	Holding	0.1
Alcon Holdings Inc.	Delaware, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Delaware, USA	Distributor	0.1
Falcon Pharmaceuticals, Ltd.	Texas, USA	Distributor	0.1
Refractive Horizons, L.P.	Texas, USA	Distributor	0.1
Alcon Laboratories (UK) Ltd.	Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Japan Ltd.	Tokyo, Japan	Distributor	3.7
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Missisauga, Canada	Distributor	4.3
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	0.1
Alcon Hong Kong, Ltd.	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1

Name	Domicile	Activity	Issued share capital
Alcon Italia S.p.A.	Milan, Italy	Distributor	$ 1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
Alcon Laboratories, Inc.	Delaware, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.4
Alcon Cusi, S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.0
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	1.2
Alcon Manufacturing, Ltd.	Texas, USA	Manufacturer	0.1
Alcon Ireland B.V.	Amsterdam, The Netherlands	Manufacturer	0.1
Alcon Capital Corporation	Delaware, USA	Finance	0.1
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	0.6
Alcon Finance PLC	Cork, Ireland	Finance	0.1
Alcon Research, Ltd.	Texas, USA	Research & Development	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.1

(3) Fixed Assets

The fire insurance value for fixed assets amounts to $1,383.3 and $1,105.4 at December 31, 2002 and 2001, respectively.

(4) Expense by Nature

The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2002	2001
Depreciation of property, plant and equipment	$ 92.0	$ 78.3
Salaries and welfare expenses	933.3	844.9
Direct material cost	324.6	294.3

Report of the Statutory Auditors
to the General Meeting of Alcon, Inc., Hünenberg

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc. for the year ended December 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Dr. Elisabeth Kruck   Thomas Affolter
Swiss Certified Accountant   Swiss Certified Accountant
Auditor in charge

Zug, February 18, 2003

Enclosures:
· Financial statements (balance sheet, statement of earnings and retained earnings and notes)
· Proposed appropriation of available earnings

Balance Sheet

As of December 31,	Note	2002	2001
		CHF	CHF
Assets			
Current assets:			
Cash and banks		1,164,503,393	3,578,773
Accounts receivable:			
Due from affiliated companies		84,059,224	261,294,488
Due from parent company		—	468,361,875
Treasury shares		10,926,520	—
Prepayments and other current assets		6,347,079	356,694
		1,265,836,216	733,591,830
Non-current assets:			
Loans due from affiliated companies	5	1,136,079,577	1,835,565,677
Investments	4	865,872,253	981,883,449
Intangible assets		186,330,421	195,344,222
		2,188,282,251	3,012,793,348
		3,454,118,467	3,746,385,178
Liabilities and Shareholder's Equity			
Current liabilities:			
Bank overdraft		—	1,646,104
Accounts payable:			
Due to third parties		16,803	851,625
Due to affiliated companies		363,785,120	490,446,747
Accrued income taxes		14,893,898	14,947,334
Other accrued liabilities		19,566,848	67,700,764
Provision for unrealised exchange gains		—	88,664,354
		398,262,669	664,256,928
Non-current liabilities:			
Loan due to affiliated company		—	528,227,362
Other long-term liabilities		179,780,625	250,868,708
Provisions		1,395,000,000	—
		1,574,780,625	779,096,070
Shareholder's equity:			
Share capital	6	61,846,340	60,000,000
Legal reserve	7	605,449,967	602,433,711
Reserve for own shares	8	11,838,545	—
Other reserve		—	100,000
Retained earnings		801,940,321	1,640,498,469
		1,481,075,173	2,303,032,180
		3,454,118,467	3,746,385,178

Statement of Earnings and Retained Earnings

For the year ended December 31,	2002	2001
	CHF	CHF
Income		
Dividend income	317,833,260	441,554,306
Royalty income	662,333,463	768,916,945
Other investment income	636,680,970	—
Interest income	53,017,985	104,300,052
Miscellaneous income	4,984,540	4,808,581
	1,674,850,218	1,319,579,884
Expenses		
Royalty expenses	(248,150,047)	(137,731,855)
Research and development expenses	(340,019,338)	(338,409,651)
Outside services and fees	(69,821,594)	(61,990,872)
Amortization of intangibles	(10,993,622)	(11,666,262)
Investment write downs	(68,790,935)	(35,618,116)
Personnel related expenses	(3,862,837)	—
Administration and other operating expenses	(24,381,688)	(16,914,509)
Interest expenses	(10,351,852)	(46,000,133)
Withholding and miscellaneous taxes	(9,658,230)	(15,331,500)
Foreign exchange differences	(71,894,886)	(4,883,739)
Other expenses	(14,488,964)	(91,766,519)
	(872,413,993)	(760,313,156)
Earnings before income taxes	802,436,225	559,266,728
Income taxes	(495,904)	(15,066,792)
Net earnings	801,940,321	544,199,936
Retained earnings at beginning of the year	1,640,498,469	1,096,298,533
Dividend distribution	(1,640,498,469)	—
Retained earnings at end of the year	801,940,321	1,640,498,469

Notes to the Financial Statements

(1) General

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trademarks and technical and industrial know-how.

Nestlé S.A. holds 74.46% of the common shares of Alcon, Inc. The remaining shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002. The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the share capital.

(2) Significant Accounting Policies

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

(2.1) Foreign Currency Translation: The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments	— at historical rates
Other assets and liabilities	— at year-end rates
Equity	— at historical rates
Income and expenses	— at average rates

Net exchange gains and losses on translation and transactions are recognized in the income statement, except for unrealised gains which are deferred.

(2.2) Investments: Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

(2.3) Treasury Shares: Treasury shares are carried at the lower of cost or market.

(2.4) Intangible Assets: The intangible assets are amortized on a straight-line basis over a period between seven and twenty years.

(2.5) Taxation: Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2002.

(2.6) Hedging: The Company uses forward foreign exchange contracts to hedge foreign currency flows and positions, and also uses interest rate swaps to manage the interest rate risk.

(3) Comparative Financial Statements

Certain captions of the 2001 comparative financial statements have been reclassified in order to conform with the presentation used in 2002.

(4) Investments in Subsidiaries

The following is a list of the Company's major investments that remained unchanged since 2001:

Name	Domicile	Activity		Issued share capital	Ownership
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%
Alcon Cusi, S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Ltd.	Herts, UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	CHF	100,000	100.00%
Alcon Japan Ltd.	Tokyo, Japan	Distributor	JPY	27,500,000	100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Missisauga, Canada	Distributor	CAD	(Shares with no nominal value)	100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios S.A., de C.V.	Mexico City, Mexico	Manufacturer and Distributor	MXP	5,915,300	100.00%
Trinity River Insurance Co. Ltd.	Bermuda	Insurance Activities	USD	120,000	100.00%
Alcon Hong Kong, Ltd.	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	USD	1,357,455	100.00%
Alcon Ireland B.V.	Amsterdam, The Netherlands	Manufacturer	EUR	395,696	100.00%
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan, Italy	Distributor	EUR	1,300,000	99.00%

The following is a list of the Company's major investments that were changed or newly acquired during 2002:

Name	Domicile	Activity	December 31, 2002 Issued share capital / Ownership		December 31, 2001 Issued share capital / Ownership	
Alcon Holdings Inc.	Wilmington, USA	U.S. Sub-Holding				
Common shares			USD	10 / 100.00%	USD	10 / 100.00%
Preferred shares A				—	CHF	15,000 / 100.00%
Preferred shares B				—	CHF	5,000 / 100.00%
Preferred shares C				—	CHF	4,000 / 100.00%
Preferred shares D				—	USD	10 / 79.00%
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	TRL	17,724,114,600,000 / 100.00%	TRL	11,606,000,000,000 / 85.00%
Alcon Pharma GmbH	Freiburg, Germany	Distributor	EUR	511,292 / 100.00%		—
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	CHF	1,000,000 / 100.00%		—
Alcon Finance PLC	Cork, Ireland	Finance	EUR	38,100 / 100.00%		—

(5) Loans Due from Affiliated Companies

The Company has signed two subordination agreements for loans due from two subsidiaries that amount to CHF 8,591,000 as of December 31, 2002. (2001: CHF 8,416,700).

(6) Share Capital

As of December 31, 2002 the Company's share capital comprises 309,231,699 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2001: 300,000,000 shares).

The General Meeting held on February 25, 2002 resolved that the share capital may be increased in an amount not to exceed CHF 6,000,000 through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares or options to employees or directors of the Company and group companies.

The Conditional Capital was reduced during the year by 2,165,699 shares due to the conversion of the Phantom Stock Plan into the new Alcon Incentive Plan for personnel, and by 91,000 shares due to the issuance of new shares based on exercises of share options by employees.

As of December 31, 2002 the Conditional Capital amounts to 27,743,301 registered shares at CHF 0.20 each representing a total of CHF 5,548,660.

(7) Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

(8) Reserve for Own Shares

During the year a total of 199,532 shares have been acquired at a cost of CHF 11,838,545. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividends.

The total of 199,532 own shares held at December 31, 2002 represents 0.06% of Alcon Inc.'s share capital.

(9) Commitments

The Company is committed to make future minimum payments under non-cancelable patent and know-how licence agreements that amount to approximately CHF 59 million as of December 31, 2002 (2001: approximately CHF 108 million).

(10) Contingent Liabilities

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 11 million (2001: CHF 9 million).

Proposed Appropriation of Available Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 801,940,321 are to be appropriated as follows:

Dividend for 2002, CHF 0.45 per share on 309,032,167 shares	139,064,475
Dividend for 2002, CHF 0.45 per share on 414,911 shares reserved for the option rights which may be exercised in 2003 prior to the record date for dividend payments (a)	186,710
Balance to be carried forward	662,689,136
	801,940,321

(a) The dividends on those shares for which the option rights will not have been exercised by the date of the dividend payment will be transferred to retained earnings.

The gross dividend amounts to CHF 0.45 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 0.2925 per share will be payable.

Corporate Information

Corporate Headquarters
Bösch 69
CH-6331 Hünenberg
Switzerland
+41 (41) 785 88 88

Board of Directors
Timothy R.G. Sear, Chairman (3)
Peter Brabeck-Letmathe, Vice-Chairman (1, 5)
Werner Bauer, Ph.D. (2)
Francisco Castañer (2, 6)
Dr. Wolfgang H. Reichenberger (3)
James I. Cash, Jr., Ph.D. (4, 7, 8)
Philip H. Geier, Jr. (1, 4, 5, 6, 7)
Lodewijk J.R. de Vink (2, 4, 5, 6, 7)

(1) Term expires in 2003
(2) Term expires in 2004
(3) Term expires in 2005
(4) Audit Committee
(5) Nominating/Corporate Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Resigned effective December 31, 2002

U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Website
www.alconinc.com

Common Stock
The Company's common stock is listed on the
NYSE under the ticker symbol ACL.

Transfer Agent and Registrar
The Bank of New York
620 Avenue of the Americas
New York, New York 10011
www.stockbny.com
www.adrbny.com

Investor Relations
Vice President of Investor Relations
6201 South Freeway
Fort Worth, Texas 76134
(800) 400-8599

Auditors and Group Auditors
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zurich, Switzerland
+41 (1) 249 31 31
www.kpmg.com

Special Auditors
Zensor Auditing Ltd.
Metallstrasse 9
CH-6300 Zug, Switzerland
+41 (41) 711 77 04

Cautionary Note Regarding Forward-Looking Statements This Annual Report contains forward-looking statements, including, but not limited to, statements about the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; changes in, or the failure or inability to comply with, governmental regulations; the sizes of and growth rates in our markets and our share of them; exchange rate fluctuations; general economic conditions; demographic and other trends affecting the ophthalmic industry and future demand for our products; and our financial condition and results of operations. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to uncertainty and known and unknown risks that may cause our actual results, performance or achievements to be materially different from what we expect or what is expressed or implied by our forward-looking statements. You should not place undue reliance on these forward-looking statements, because they represent our estimates and assumptions only as of the date of this report and do not give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to: the production and launch of commercially viable products may take longer and cost more than expected; research and development expenditures may not yield products that achieve commercial success; changes in the competitive environment, third-party reimbursement procedures, the economic environment, conditions in our markets, currency exchange rate fluctuations and other uncontrollable factors; future events with material unforeseen impacts, including, but not limited to, war, natural disasters and acts of terrorism; supply and manufacturing disruptions; the availability of qualified personnel necessary to grow our business; difficulty in protecting our intellectual property rights; pending or future litigation, government regulation or legislation; product recalls or withdrawals; and the occurrence of environmental liabilities arising from our operations. You should read this report completely and with the understanding that we qualify all of our forward-looking statements by these cautionary statements. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Design: Cahan & Associates, San Francisco

Alcon®